VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005

OFFICES IN CHICAGO, NEW YORK CITY, AND ROSELAND, NEW JERSEY

JOHN S. MARTEN
312-609-7753
jmarten@vedderprice.com

September 20, 2005

VIA FEDEX

Securities and Exchange Commiss
Division of Corporation Finance
Office of International Corporate I
450 Fifth Street
Washington, D.C. 20549

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Sincerely,

John S. Marten

John S. Marten

dlw 9/22

JSM/ect
Enclosures
cc: Kristin Rice
Mark L. Winget, Esq.

CHICAGO/#1385554.4

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Shareholder letter re dividend process dated August 3, 2005
- Schedule 10 – Notification of Major Interests in Shares
- Blocklisting Six Monthly Return dated August 1, 2005
- Update of number of securities quoted on ASX dated August 2, 2005
- Return of Allotment of Shares dated August 17, 2005
- Return of Allotment of Shares dated July 20, 2005
- Shareholder letter re dividend process dated August 3, 2005
- 2005 Interim Results dated August 24, 2005
- ASX Appendix 4D – Announcement of 2005 Interim Results for the half year ended June 30, 2005
- Blocklisting Six Monthly Return dated August 1, 2005
- First Half 2005 Interim Results dated August 24, 2005 (Powerpoint)
- Henderson Group plc – Interim Statement 2005
- Update of number of securities quoted on ASX dated August 2, 2005
- Henderson Group plc – 2005 Interim Results dated August 24, 2005

Henderson Group plc

Shareholder letter re dividend process

3 August 2005

In keeping with ASX listing rule 3.17, Henderson Group today lodged a copy of the letter that will be sent to shareholders in the next few days. The Chairman of Henderson Group stated at the Annual General Meeting on 9 June 2005 that shareholders would be contacted to obtain banking details so that future dividends can be paid by direct credit.

* * *

For further information

www.henderson.com or

Investor enquiries
Mav Wynn,
Henderson Group Head of Investor Relations + 44 (0) 20 7818 5135
investor.relations@henderson.com

Media enquiries
United Kingdom – Finsbury
Roland Rudd/Andrew Mitchell +44 (0) 20 7251 3801

Australia – Cannings
Graham Canning +61 2 9252 0622

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Henderson Group plc

Need help?
Contact the Henderson Group Share Registry

Australia
Phone: 1300 137 981
+61 (0)3 9415 4081
Fax: +61 (0)3 9473 2500
Email: henderson@computershare.com.au

United Kingdom
Phone: 0800 073 3916
Fax: 0870 703 6119
Email: web.queries@computershare.co.uk

New Zealand
Phone: 0800 888 017
Fax: 09 488 8787
Email: henderson@computershare.com.au

Website: www.henderson.com

MR A SAMPLE
MR A SAMPLE
DESIGNATION (IF ANY)
JT A/C (IF ANY)
ADD1
ADD2
ADD3
ADD4
ADD5
ADD6

012345

3 August 2005

Dear Shareholder

Important information about Henderson Group plc dividends

Henderson Group plc (Henderson Group) expects to pay its first dividend to shareholders in early 2006, in respect of the second half of the 2005 financial year. The amount of the dividend, and the record and payment dates, will be announced with Henderson Group's financial results for the full year ending 31 December 2005.

How will dividends be paid?

Dividends will be paid either by direct credit into your nominated bank (or other financial institution) account or by cheque. However, the Henderson Group Board (the Board) is of the firm belief that the most secure, convenient and cost-effective method of payment is by direct credit into your nominated bank or financial institution account.

Benefits of direct crediting of dividends include:

- Dividends are credited to your account on the payment date as cleared funds.
- Convenience to you, as you do not need to arrange for a cheque to be banked.
- Reduced risk of loss, fraud or theft compared to issuing and mailing a cheque.
- Ongoing savings for the company by reducing production costs, as well as bank fees and charges.

We will send you a notice at the time of the dividend payment to confirm the amount to be paid and other information for your records.

What account details are required?

As a holder of ordinary shares listed on the London Stock Exchange, Henderson Group will pay your UK Sterling dividend directly into a nominated bank (or other financial institution) account in the UK. We have enclosed a personalised form for you to insert the necessary information to enable us to make this payment.

As the Board believes that this is in the interests of all shareholders, Henderson Group strongly recommends that you nominate a suitable account by completing the enclosed form and returning it to the Henderson Group Share Registry in the enclosed envelope.

What happens if I do not provide account details?

If you do not provide account details prior to the record date for the payment of the dividend early next year, your dividend will not be paid by direct credit to your bank or financial institution account, but will be paid to you by cheque.

Need any more help?

Please contact the Henderson Group Share Registry, where one of our investor service representatives will be happy to help you.

Yours sincerely

Steven O'Brien

Steven O'Brien
Company Secretary

113QWC

Henderson Group plc
Registered Office: 4 Broadgate London EC2M 2DA
Registered in England No. 2072534
ABN 30 106 988 836

22350-001

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

1. Aviva plc
2. Morley Fund Management Limited (a subsidiary of Aviva plc)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the shareholders named in 2 above, both being interested in the shareholding.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase GA Group Nominees Ltd	2,495,311
BNY Norwich Union Nominees Ltd	3,609,465
CUIM Nominee Ltd	24,148,433

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

6,484,166 (first notification following Company capital reorganisation)

8. Percentage of issued class

0.07%

9. Class of security

Ordinary Shares

10. Date of transaction

24/08/05

11. Date company informed

26/08/2005

12. Total holding following this notification

30,253,209

13. Total percentage holding of issued class following this notification

2.62%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Jacqui Gregory
020 7818 5122

16. Name and signature of authorised company official responsible for making this notification

Jacqui Gregory
020 7818 5122

Date of notification

26/08/05

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 1 August 2005

1. Name of *applicant*:

Henderson Group plc

2. Name of scheme

Henderson Group plc Sharesave Scheme

3. Period of return:

From 30 January 2005 To 29 July 2005

4. Balance under scheme from previous return:

178,567

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

1,000,000

6. Number of *securities* issued/allotted under scheme during period:

422,717

7 Balance under scheme not yet issued/allotted at end of period

755,850

8. Number and *class* of *securities* originally listed and the date of admission

266,230 – 26 July 2004

9. Total number of *securities* in issue at the end of the period

1,153,227,600

Name of contact Sonia Whiteside

Address of contact 4 Broadgate London EC2M 2DA

Telephone number of contact 0207 818 4768

Signed by Sonia Whiteside, Assistant Company Secretary
D*irector*/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant Henderson Group plc*..

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 1 August 2005

1. Name of *applicant*:

Henderson Group plc

2. Name of scheme

Henderson Share Incentive Plan

3. Period of return:

From 30 January 2005 To 29 July 2005

4. Balance under scheme from previous return:

460,320

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

1,000,000

6. Number of *securities* issued/allotted under scheme during period:

537,635

7 Balance under scheme not yet issued/allotted at end of period

922,685

8. Number and *class* of *securities* originally listed and the date of admission

833,770 – 26 July 2004

9. Total number of *securities* in issue at the end of the period

1,153,227,600

Name of contact Sonia Whiteside

Address of contact 4 Broadgate London EC2M 2DA

Telephone number of contact 0207 818 4768

Signed by Sonia Whiteside, Assistant Company Secretary
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ...Henderson Group plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Henderson Group plc

Update of number of securities quoted on ASX

2 August 2005

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during July 2005.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	659,271,195 At 30 June 2005 (4,494,698) Net transfers 654,776,497 At 31 July 2005
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during July 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	654,776,497	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,153,227,600	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 August 2005
(~~Director~~/Company Secretary)

Print name: Steven O'Brien

== == == == ==

+ See chapter 19 for defined terms.

File No. 82-34758

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,625		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 3,625
Address: See Attached List		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 18/8/05

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT OneWorld

Henderson Allotment Schedule

Date of Issue - 17th August 2005

Share scheme	Employee number	Employee surname	Employee forename	NI number	Address 1	Address 2	Address 3	Address 4	Address 5	Option price	Total option price	Number of shares exercised
Sharesave 2004	128348C	Gohil	Harsha	NS384457B	14 Westbrook Park Road	Woodston	PETERBOROUGH	PE2 9JG		0.416	£1,508.00	3,625
										Totals	£1,508.00	3,625

REGISTERED IN HSDL NOMINEES LTD.

Andrew Boorman
Director, HR

17/08/2005
Date

File No. 82-34758

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20 07 2005	

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	16,033		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	

COMPANIES HOUSE 0531 22/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 16,033
Address See Attached List		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 20/7/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate, London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT OneWorld

Henderson Allotment Schedule

Date of Issue - 20th July 2005

Share scheme	Employee number	Employee surname	Employee forename	NI number	Address 1	Address 2	Address 3	Address 4	Address 5	Option price	Total option price	Number of shares exercised
Sharesave 2004	103408C	Holden	Sharon Denise	NH705294D	24 Ferryview	Orton Wistow	PETERBOROUGH	PE2 6XL		0.416	£421.82	1014
Sharesave 2004	014084C	Holyoake	Mandy	NE202039A	7 Carrington View	Tongue End	SPALDING	Lincs PE11 3HZ		0.416	£140.61	338
Sharesave 2004	021865C	Leeson	Richard John	JP791735D	17 New Road	Oundle	PETERBOROUGH	PE8 4LB		0.416	£281.22	676
Sharesave 2004	022896C	Webster	John Mark	WL343905A	10 Woodside Close	Northorpe	BOURNE	Lincs PE10 0HW		0.416	£281.22	676
Sharesave 2004	016758C	Wright	Stephen	WE206910D	29 Carradale	Orton Brimbles	PETERBOROUGH	PE2 5XQ		0.416	£3,517.28	8455
Sharesave 2004	002794H	Swain	Paul Matthew	PX456949B	8 Bythorn Way	Stanground	PETERBOROUGH	PE2 8QR		0.416	£1,374.88	3305
	604862	Vernon	Alexis J	JL891405B	11 Castleton Court	Surbiton Hill Par	SURBITON	Surrey KT5 8EG		0.416	£652.70	1569
										Totals	£6,669.73	16,033

Andrew Boorman
Director, HR

20/07/2005
Date

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	44,758		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A31 COMPANIES HOUSE 0541 19/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

ompanies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
or companies registered in England and Wales

ompanies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
or companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PUBLIC	Class of shares allotted £0.10 Ordinary	Number allotted 44,758
Address See Attached List		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 14/7/05

A director / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

Henderson Allotment Schedule

Date of Issue - 6th July 2005

Share scheme	Employee number	Employee surname	Employee forename	NI number	Address 1	Address 2	Address 3	Address 4	Address 5	Option price	Total option price	Number of shares exercised
Sharesave 2004	002062H	Robinson	James Payton	YZ352850B	Manor Farm	North Waltham	BASINGSTOKE	Hants RG25 2BS		0.416	£3,267.27	7854
Sharesave 2004	10000086	Calger	Jeremy Stephen	YW716748A	31 Tinshill Road	Cookridge	LEEDS	LS16 7DR		0.416	£3,517.28	8455
Sharesave 2004	116285C	Ayres	John	YM548256C	9 Swan Road Whittlesey	PETERBOROUGH	PE7 1YN			0.416	£421.83	1014
Sharesave 2004	000067C	Bosworth	Brian	YW554903A	25 Wansford Road	Elton	Peterborough	PE8 6RZ		0.416	£421.83	1014
Sharesave 2004	088411N	Collingwood	Terry Paul	JC850892A	20 Hawkenbury Mead	TUNBRIDGE WELLS	Kent TN2 5BU			0.416	£3,617.28	8455
Sharesave 2004	084582C	Dixon	Mark	JT453608A	18 Ancaster Way	North Luffenham	Rutland	OAKHAM	Leics LE15 8LH	0.416	£703.48	1691
Sharesave 2004	611500	Fox	Sarah	JC749216A	23 Brewin Avenue	MARCH	Cambs PE15 8SL			0.416	£421.83	1014
Sharesave 2004	808961	Kerr	Elizabeth Mary	NB248290D	Indaba Main Street	Gaulby	LEICESTER	LE7 9BE		0.416	£3,517.28	8455
Sharesave 2004	004945C	Manners	Kay Susanne	NX304840B	17 Bluebells	Deeping St James	PETERBOROUGH	PE6 8SL		0.416	£391.88	942
Sharesave 2004	030601C	Slater	Adrian	NH854289C	41 Huntsmans Gate	South Bretton	PETERBOROUGH	PE3 9AU		0.416	£210.92	507
Sharesave 2004	610898	Smith	Louisa	JL316590C	3 Lawrence Road Wittering	PETERBOROUGH	PE8 6EN			0.416	£399.78	961
Sharesave 2004	000358C	Stimson	Lynne	YT008282D	51 Paynesholm	Paston	PETERBOROUGH	PE4 7BQ		0.416	£421.83	1014
Sharesave 2004	015057C	Wright	David Thomas	YZ975911D	123 Coniston Road	Gunthorpe	Peterborough	PE4 7GU		0.416	£1,406.92	3382
										Totals	£18,619.39	44,768

Andrew Boorman 08/07/2005
Director, HR Date

Sharesave Schedule 060705.xls

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	1 3	0 7	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	14,371		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A27 COMPANIES HOUSE 0370 15/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: PUBLIC Address: See Attached List UK postcode:	£0.10 Ordinary	14,371
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 13/7/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate, London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT OneWorld

Henderson Allotment Schedule

Date of Issue - 13th July 2005

Share scheme	Employee number	Employee surname	Employee forename	NI number	Address 1	Address 2	Address 3	Address 4	Address 5	Option price	Total option price	Number of shares exercised
Sharesave 2004	072397C	Brown	Carrie	JB498917B	78 Queens Walk	Woodston	PETERBOROUGH	PE2 9AW		0.416	£562.43	1352
Sharesave 2004	609178	Chauhan	Ritin	NS615780D	37 Portland Crescent	STANMORE	Middx HA7 1LZ			0.416	£1,406.91	3382
Sharesave 2004	128934C	Diana	Anna Giustina	NA412975A	19 Royle Close	Peterborough	Cambridgeshire	PETERBOROUGH	PE2 7LN	0.416	£632.74	1521
Sharesave 2004	105163C	Goodwin	Martin Jeremy	NA932769D	35 Rockingham Close	Market Deeping	PETERBOROUGH	PE6 8BY		0.416	£562.43	1352
Sharesave 2004	121392C	Manning	Martin	NS787023A	2 Werrington Park Avenue	Werrington Village	PETERBOROUGH	PE4 6RG		0.416	£2,813.82	6764
										Totals	£5,978.34	14,371

Andrew Boorman
Director, HR

13/07/2005
Date

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	58,783		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

A45 COMPANIES HOUSE 0595 09/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PUBLIC	Class of shares allotted £0.10 Ordinary	Number allotted 58,783
Address See Attached List		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 7/7/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT OneWorld

Henderson Allotment Schedule

Date of Issue - 30th June 2005

Share scheme	Account name	Account number	Crest account	Crest ID	Designation	Number of shares
Henderson SIP	Towers Perrin Share Plan Services - HHG SIP	561652	Greenwood Nominees Ltd	142GW	561652	58,783

pp Jane Tuckwell
Share Plan Administrator

30/06/2005
Date

Henderson Group plc

RECEIVED
2005 ... 22 ... 10: ...

Shareholder letter re dividend process

3 August 2005

In keeping with ASX listing rule 3.17, Henderson Group today lodged a copy of the letter that will be sent to CDI holders in the next few days. The Chairman of Henderson Group stated at the Annual General Meeting on 9 June 2005 that shareholders would be contacted to obtain banking details so that future dividends can be paid by direct credit.

* * *

For further information

www.henderson.com or

Investor enquiries
Mav Wynn,
Henderson Group Head of Investor Relations + 44 (0) 20 7818 5135
investor.relations@henderson.com

Media enquiries
United Kingdom – Finsbury
Roland Rudd/Andrew Mitchell +44 (0) 20 7251 3801

Australia – Cannings
Graham Canning +61 2 9252 0622

Henderson Group plc

Need help?
Contact the Henderson Group Share Registry

Australia
Phone: 1300 137 981
+61 (0)3 9415 4081
Fax +61 (0)3 9473 2500
Email: henderson@computershare.com.au

United Kingdom
Phone: 0800 073 3916
Fax 0870 703 6119
Email: web.queries@computershare.co.uk

New Zealand
Phone: 0800 888 017
Fax 09 488 8787
Email: henderson@computershare.com.au

Website: www.henderson.com

3 August 2005

000001* 003 HGI

MR A B SAMPLE
SAMPLE STREET
SAMPLEVILLE NSW 0000

Dear Shareholder

Important information about Henderson Group plc dividends

Henderson Group plc (Henderson Group) expects to pay its first dividend to shareholders in early 2006, in respect of the second half of the 2005 financial year. The amount of the dividend, and the record and payment dates, will be announced with Henderson Group's financial results for the full year ending 31 December 2005.

How will dividends be paid?

Dividends will be paid either by direct credit into your nominated bank (or other financial institution) account or by cheque. However, the Henderson Group Board (the Board) is of the firm belief that the most secure, convenient and cost-effective method of payment is by direct credit into your nominated bank or financial institution account.

Benefits of direct crediting of dividends include:

- Dividends are credited to your account on the payment date as cleared funds.
- Convenience to you, as you do not need to arrange for a cheque to be banked.
- Reduced risk of loss, fraud or theft compared to issuing and mailing a cheque.
- Ongoing savings for the company by reducing production costs, as well as bank fees and charges.

We will send you a notice at the time of the dividend payment to confirm the amount to be paid and other information for your records.

What account details are required?

As a holder of CHESS Depositary Interests (CDIs) quoted on the Australian Stock Exchange, Henderson Group will pay your A$/NZ$ dividend directly into a nominated bank (or other financial institution) account in either Australia or New Zealand. We have enclosed a personalised form for you to insert/check the necessary information to enable us to make this payment.

If you obtained your Henderson Group (formerly HHG PLC) shares/CDIs from the AMP Limited demerger and you had already nominated an account, these details have been automatically transferred to your Henderson Group holding* and are shown on the enclosed form. If this information is correct, YOU DO NOT HAVE TO DO ANYTHING AND YOU ARE NOT REQUIRED TO RETURN THE FORM.

010345 - V4

* Henderson Group was permitted to record this information, as at December 2003, under the terms of the demerger.

Henderson Group plc
Registered Office: 4 Broadgate London EC2M 2DA
Registered in England No. 2072534
ABN 30 106 988 836

197C040426

However, if:

- the account information shown on the form is not correct;
- you would like to nominate a different account; or
- there are no account details currently recorded,

please complete the form with amended or new instructions and return it to the Henderson Group Share Registry, as soon as possible, in the enclosed envelope.

The Board believes that this is in the interests of all shareholders and strongly recommends that you nominate a suitable account.

What happens if I do not provide account details?
If you do not provide account details prior to the record date for the payment of the dividend early next year, your dividend will not be paid by direct credit into your bank or financial institution account, but will be paid to you by cheque.

Need any more help?
Please contact the Henderson Group Share Registry, where one of our investor service representatives will be happy to help you.

Yours sincerely

Steven O'Brien
Company Secretary

Henderson Group plc

2005 Interim Results

24 August 2005

- Operating profit before tax from continuing operations of £37.0 million (1H2004: £28.7 million), reflecting steady progress in Henderson Global Investors and Towry Law UK, lower corporate costs and returns on increased cash balances
- Profit before tax for the discontinued Life Services business in the period from 1 January 2005 to the disposal date 13 April 2005 was £16.7 million (1H2004: £18.8 million loss after eliminating intra-group profits)
- Profit on ordinary activities before tax from all operations of £35.1 million (1H2004: £21.2 million) after allowing for loss on disposal of discontinued operations totalling £18.6 million (1H2004: £11.3 million profit)
- Profit on ordinary activities after tax from all operations of £23.7 million (1H2004: £5.1 million)
- Henderson Global Investors operating profit up 5% to £38.0 million (1H2004: £36.2 million)
- Henderson Global Investors cost to income ratio improved to 70.6% (1H2004: 71.9%)
- Henderson Global Investors assets under management of £66.5 billion (31 Dec 2004: £69.1 billion)
- Towry Law UK operating profit of £1.6 million (1H2004: £0.1 million loss)

Comment from Chief Executive, Roger Yates

In first half 2005, we made steady progress against our business objectives, including improvements in operating profit and efficiency. We completed the sale of the Life Services business, returned cash to shareholders and strengthened our financial position.

Henderson Global Investors operating profit was up 5% in first half 2005 against the same period last year on the back of increased revenues from higher margin products, higher investment income and slightly lower operating expenses. In addition, Henderson Global Investors is on track to reach its 75% annual cost to income target in the short to medium term. The improvement from 71.9% in first half 2004 to 70.6% in first half 2005 was due to slightly lower operating expenses. Total margins on average assets under management increased from 36bps in first half 2004 to 37bps in first half 2005 and net margins from 10bps in first half 2004 to 11bps in first half 2005.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

The Life Services business contributed £16.7 million profit before tax from 1 January 2005 to the disposal date (first half 2004: £18.8 million loss after eliminations). This was offset by a loss on disposal based on the adjusted fair value of the Life Services business in first half 2005 of £18.6 million (first half 2004: £11.3 million profit on disposal of discontinued operations).

During the period, we improved the capital position by allocating a lower proportion of the proceeds from the sale of the Life Services business to specific risks in the sale agreement, and by realigning regulatory and working capital requirements.

Henderson Global Investors – continued improvement in margins

Operating profit before tax was £38.0 million - up 5% from £36.2 million in first half 2004. This reflects the focus on higher margin products, increased investment income and slightly lower operating expenses.

Total fee income in first half 2005 was £124.9 million, down 1% from £125.8 million in first half 2004 due to slightly lower management fee income (down 2% to £95.3 million) and lower transaction fee income (down 14% to £13.0 million), largely offset by an increase in performance fees (up 23% to £16.6 million). Continued growth in higher margin business produced a more profitable product mix, with the total fee margin for Henderson Global Investors up from 36bps in first half 2004 to 37bps in first half 2005.

Investment income increased 38% from £3.2 million in first half 2004 to £4.4 million in first half 2005, due to higher cash balances.

Total operating expenses decreased by 1% to £89.8 million in first half 2005, as reductions in business-as-usual costs were partly offset by increased investment in people. The majority of the increase related to variable staff costs such as incentivisation arrangements for new investment managers. The reduction in overall expenditure delivered an improvement in the cost to income ratio to 70.6% in first half 2005 compared with 71.9% in first half 2004, and an improvement in net margin from 10bps to 11bps.

Total assets under management at the end of first half 2005 were £66.5 billion (down 4% on 31 December 2004). Net client outflows of £5.6 billion were partly offset by favourable market and exchange rate movements of £3.0 billion. The client outflows were due to expected outflows associated with the run-off of the Pearl Group funds and the institutional business.

Towry Law UK – return to profit

Towry Law UK continues to show a steady improvement in performance, and recorded a £1.6 million profit in first half 2005 compared with a £0.1 million loss in first half 2004. A number of restructuring initiatives undertaken in 2004 have started to show benefits, with lower costs in all areas of the business. Turnover has increased slightly in comparison to first half 2004, despite a 25% reduction in the number of business writers in the Independent Financial Advisory division, difficult corporate markets and softening insurance rates.

Towry Law International continues to work with the Hong Kong Securities and Futures Commission to ensure that all legacy product issues are being dealt with appropriately.

Corporate office

Corporate costs were £7.2 million for first half 2005 compared with £8.1 million in first half 2004. A substantial reorganisation of the corporate office took place in the second quarter of 2005 following the sale of the Life Services business and a number of corporate staff were transferred to the outgoing business or left the Group.

Balance sheet and liquidity

The balance sheet remains strong, with high liquidity and minimal gearing. The Group has adequate provisions in place (£127 million at 30 June 2005), which cover a variety of matters such as restructuring costs, legacy product mis-selling and staff defined benefit pension obligations.

In line with its stated policy, the Board intends to return capital not needed for the business to shareholders. At 30 June 2005 the balance sheet showed equity shareholder funds of £620 million, of which approximately £190 million could be described as surplus capital, more than the £125 million retained capital reported at the time of the full-year 2004 results. The Board will consider in detail the capital needs of the business and update shareholders on capital planning with the full-year 2005 results in February 2006.

Dividend

No ordinary dividend is proposed for first half 2005 (1H2004: nil), however, in line with Henderson Group's previous statement, a final dividend is expected to be paid in early 2006 in respect of the second half of 2005. An initial payout ratio of 50% of post tax profits will be targeted, phased one third interim and two thirds final dividend. Further guidance on the quantum and timing of the dividend will be provided with the full-year 2005 results in February 2006.

The Board of Directors

During the year four members retired from the Board – Sir Malcolm Bates and Peter Costain in February 2005, Sir William Wells in June 2005 and Ian Laughlin on completion of the sale of the Life Services business (13 April 2005). Rupert Pennant-Rea succeeded Sir Malcolm Bates as Henderson Group Chairman in March 2005.

Outlook for full year 2005

Assuming continued benign markets, Henderson Group is on track to meet its financial objectives for 2005. Henderson Global Investors is benefiting from good sales of higher margin products, which should offset margins lost from any reduction in assets under management during 2005. Although we are expecting an increase in costs in second half 2005, profitable revenue growth should enable Henderson Global Investors to reach its targeted annual expense ratio of 75% in the short to medium term.

We anticipate Towry Law UK will remain profitable in second half 2005, although it is likely to contribute only a small portion of Group profits. Corporate costs should be lower than the levels seen in first half 2005 as a result of lower shareholder servicing and staff costs, and investment income should remain flat.

The Group is well capitalised, and we will remain disciplined and prudent in the way we manage that capital.

* * *

Notes to editors

Background to the sale of the Life Services business

In December 2004, HHG PLC (now known as Henderson Group plc) announced the proposed sale of the Life Services business. The Sale completed on 13 April 2005 and £871 million of the £1.070 billion was returned to shareholders in early May 2005. On 22 April 2005 the Group changed its name from HHG PLC to Henderson Group plc and the stock code changed from HHG to HGI on 26 April 2005 on the London Stock Exchange and on 11 May 2005 on the Australian Stock Exchange.

About Henderson Group plc

Henderson Group plc is headquartered in London and listed on the London and Australian stock exchanges. It is a member of both the FTSE 250 and the ASX 200 indices.
Henderson Group consists of:

- Henderson Global Investors, a leading European based investment manager with over £66.5 billion of assets under management.
- The much smaller financial advisory firm based in the UK, Towry Law.

The focus of the Group is to build the asset management operations into a more profitable and valuable business.

In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares – including those whose holdings are in the form of CHESS Depositary Interests on the Australian Stock Exchange.

Further information

www.henderson.com or

Investor enquiries
Mav Wynn
Henderson Group Head of Investor Relations +44 20 7818 5135
investor.relations@henderson.com

Media enquiries
United Kingdom – Finsbury
Andrew Mitchell +44 20 7251 3801
Australia - Cannings
Gloria Hawke +61 2 9252 0622

Details of Henderson Group's 2005 interim results teleconferences

Australia – 4.30pm (Sydney time) 7.30am (London time), 24 August

For a telephone link to the briefing dial numbers below at 4.25pm, for 4.30pm start.

From		
Australia	1800 007 905	(free call)
United Kingdom	0800 559 3272	(free call)
All other countries	+44 (0) 20 7784 1020	(this is not a free call)

United Kingdom – 9.30am (London time), 6.30pm (Sydney time), 24 August

For a telephone link to the briefing dial numbers below at 9.25am, for 9.30am start.

From		
United Kingdom	0800 279 9640	(free call)
Australia	1800 155 792	(free call)
All other countries	+44 (0) 20 7784 1004	(this is not a free call)

United States – 3.00pm (London time), 24 August

For a telephone link to the briefing dial numbers below at 2.55pm, for 3.00pm start.

From		
United States	1866 239 0750	(free call)
United Kingdom	0800 559 3282	(free call)
All other countries	+44 (0) 20 7784 1017	(this is not a free call)

Henderson Group plc

ASX Appendix 4D

Announcement of 2005 Interim Results

For the half year ended 30 June 2005

The information contained in this document should be read in conjunction with the Henderson Group plc (formerly HHG PLC) (the Company) Full Annual Financial Report and Accounts for the year ended 31 December 2004 and any public announcements made by the Company and its controlled entities (Henderson Group or the Group) during the year including the Preliminary IFRS Financial Statements for the year ended 31 December 2004 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 and the Australian Stock Exchange (ASX) Listing Rules. This report includes the half year information required to be given to the ASX under Listing Rule 4.2A.

Henderson Group plc – Company Number 2072534 and ABN 30 106 988 836

CONTENTS

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Note: The disclosures provided in this "Results for announcement to the market" section meet the requirements of the ASX.

Financial results

	30 Jun 2005	30 Jun 2004	Change 2004 to 2005
	£m	£m	%
Revenue from ordinary continuing activities (before eliminations)	157.6	153.6	2.6
Profit/(loss) from ordinary activities after taxation attributable to members	27.2	(40.9)	-
Net profit/(loss) for the period attributable to members	27.2	(40.9)	-

Dividends

No dividend on ordinary shares is proposed (30 June 2004: nil).

Net tangible assets per ordinary share

	30 Jun 2005	30 Jun 2004
	pence	pence
Net tangible assets per 10 pence ordinary share in issue	32	51

"Net tangible assets" are defined by the ASX, as being total assets less intangible assets less total liabilities ranking ahead of, or equally with, claims of ordinary shares.

REVIEW OF OPERATIONS AND FINANCIAL REVIEW

The Group completed the sale of the Life Services business to Pearl Group Limited (formerly Life Company Investor Group Limited) on 13 April 2005 for a cash consideration of £1.070bn. As a result of this transaction, the Group has returned £871m of the proceeds to shareholders. Following the sale, the name of the Company was changed from HHG PLC to Henderson Group plc on 22 April 2005. Further details of the effect of the sale on the Group are provided at note 6 to the accounts.

The remaining Group comprises Henderson Global Investors, a pan-European investment manager, and Towry Law, an independent financial advisory (IFA) business. Detailed information on the sale of the Life Services business, the return of cash and reduction of investor base is available at www.henderson.com.

The results for the half year ended 30 June 2005 have been prepared on an International Financial Reporting Standards (IFRS) basis using the accounting policies set out in Henderson Group plc's 2004 Preliminary IFRS Financial Statements. These statements included a reconciliation of the consolidated equity and consolidated profit/(loss) position as stated in the 2004 HHG PLC Full Annual Financial Report and Accounts on a UK Generally Accepted Accounting Practice (UK GAAP) basis to the IFRS basis now used. There have been no changes to the Group's accounting policies since the 2004 Preliminary IFRS Financial Statements were released.

The results of the group for the six months to 30 June 2005 are summarised below, with comparatives:

	6 months 2005 £m	6 months 2004 £m	Full year 2004 £m
Henderson Global Investors	**38.0**	**36.2**	**57.5**
Towry Law UK	**1.6**	**(0.1)**	**(0.2)**
Corporate costs	**(7.2)**	**(8.1)**	**(15.6)**
Return on corporate cash	**4.6**	**1.5**	**4.5**
	37.0	**29.5**	**46.2**
Exceptional restructure costs	-	-	(10.4)
Impairment of goodwill	-	-	(1.4)
Transfers between continuing and discontinued operations	-	(0.8)	15.0
Total operating profit from continuing operations before tax	**37.0**	**28.7**	**49.4**
Discontinued operations	16.7	(17.0)	(0.6)
Loss on fair value adjustment to Life Services business	-	-	(183.2)
(Loss)/profit on disposal of discontinued operations	(18.6)	11.3	13.1
Removal of profit on disposal of HHG Invest by Pearl SHF to Henderson Group plc	-	(1.8)	(1.8)
Net profit/(loss) before tax from all operations	**35.1**	**21.2**	**(123.1)**
Taxation – continuing operations	(6.6)	(9.4)	(3.3)
Taxation – discontinued operations	(4.8)	(6.7)	(46.8)
Taxation – total	(11.4)	(16.1)	(50.1)
Net profit/(loss) after tax from all operations	**23.7**	**5.1**	**(173.2)**
Equity holders of the parent	27.2	(40.9)	(220.1)
Minority interests – discontinued operations	(3.5)	46.0	46.9
	23.7	5.1	(173.2)
Henderson Global Investors			
Assets under management	£66.5bn	£68.4bn	£69.1bn
Cost to income ratio	70.6%	71.9%	76.4%

REVIEW OF OPERATIONS AND FINANCIAL REVIEW (CONTINUED)

The Group result

The Group adopted IFRS for financial reporting purposes from 1 January 2005. Previously, Henderson Group prepared its consolidated financial statements in accordance with UK GAAP. The financial results set out in this report for the half year ended 30 June 2005, including all comparatives, represent the first set of results for the Group prepared in accordance with IFRS. The first set of IFRS annual financial statements will be published in the Full Annual Financial Report and Accounts for the year ending 31 December 2005. The information has been prepared on the basis of the IFRS currently in issue and the Group's current understanding of how these standards should be applied. The standards in issue are subject to ongoing discussion, review and interpretation by the European Union (EU), the asset management industry and the accountancy profession. Their application continues to be subject to review by the International Financial Reporting Interpretation Committee.

The Group published its Preliminary IFRS Financial Statements for the year ended 31 December 2004 on 24 June 2005, which summarised the principal effects of IFRS on the comparative financial information for 2004 and included a reconciliation between data previously reported in respect of 2004 under UK GAAP and under IFRS. This information is available at www.henderson.com. Reconciliations of Consolidated Shareholders' Equity under UK GAAP as at 31 December 2004 to Consolidated Shareholders' Equity as reported under IFRS and of profit after taxation under UK GAAP for 2004 to the loss after taxation under IFRS are set out in note 2 to the accounts, 'First time adoption'.

The Group operating profit before tax from continuing operations was £37.0m, an increase of £8.3m (29%) on first half 2004. This reflects steady progress in Henderson Global Investors and Towry Law with improved results of £38.0m (first half 2004: £36.2m) and £1.6m (first half 2004: £0.1m loss) respectively. Corporate costs were £7.2m (first half 2004: £8.1m) and net income from corporate cash balances was £4.6m including returns on proceeds of the Life Services business disposal (first half 2004: £1.5m).

Profit before tax for the Life Services business in the period from 1 January 2005 to the disposal date, 13 April 2005, was £16.7m (first half 2004: £17.0m loss). After the deduction of taxation (£4.8m) and the addition of post tax losses attributable to the minority interests (£3.5m) in the Life Services business, the profit after tax attributable to equity shareholders in respect of the discontinued business, equates to £15.4m. A further net profit after tax of £3.2m, which has been accounted for through the Consolidated Statement of Recognised Income and Expense, is attributable to equity shareholders. As a result of these items, there is a further loss arising on the sale of the Life Services business in first half 2005 of £18.6m. This compares to a profit on disposal of discontinued operations in first half 2004 of £11.3m, comprising profit on sale of Virgin Money Group Limited of £18.5m, offset by loss on termination of Towry Law International operations of £7.2m.

Henderson Global Investors

Henderson Global Investors' objective is to build a scaleable, profitable pan-European active investment management business, based on its core equity and fixed interest investment capabilities and emerging alternative products, such as property and private capital.

To achieve this, Henderson Global Investors seeks to:

- deliver saleable investment performance;
- develop a sustainable entrepreneurial culture to attract and retain the best people;
- leverage market ideas to support a "fast-follower" strategy in core products and a leading edge position in specialist products;
- improve profitability by selling higher margin products; and
- deliver an annual cost to income ratio of 75% over the short to medium term.

Improved first half 2005 result – 5% up on first half 2004

Operating profit before tax for Henderson Global Investors in first half 2005 was £38.0m, up 5% from £36.2m in first half 2004. This performance reflects management's focus on improving total fee margins on assets managed.

REVIEW OF OPERATIONS AND FINANCIAL REVIEW (CONTINUED)

Henderson Global Investors (continued)

Improved first half 2005 result – 5% up on first half 2004 (continued)

Total fee income in first half 2005 was £124.9m, down 1% from £125.8m in first half 2004. Management fee income decreased by 2% to £95.3m in first half 2005 mainly due to Institutional client outflows, prior year client losses, restructures of certain investment trust contracts and the continuing run-off in Pearl Group Limited funds. Lower fees from these product groups have been largely offset by continued growth in higher margin business lines.

Hedge funds, Horizon, US mutual funds, Private Capital, CDOs and the prior year launch of new Property funds have all contributed to the steady growth in higher margin business lines. As a result of this growth and more profitable product mix, the total fee margin for Henderson Global Investors continued to improve from 36.4bps in first half 2004 to 37.1bps in first half 2005. This includes investment performance fees which increased by 23% to £16.6m in first half 2005 partly offset by a 14% reduction in transaction fee income to £13.0m.

Total operating expenses decreased by 1% to £89.8m in first half 2005 as reductions in business-as-usual costs were partly offset by increased investment in people. The majority of the increase related to variable staff costs such as incentivisation arrangements for new investment management professionals. Certain of these new appointments are discussed further below.

The reduction in expenditure delivered an improvement in the cost to income ratio to 70.6% in the first half 2005 compared to 71.9% in first half 2004.

Investment performance and distribution

Henderson Global Investors has won a total of 12 investment performance awards in first half 2005, including seven Standard & Poor's first place awards.

During first half 2005, management has continued to recruit investment professionals to strengthen the fixed income and equities investment management franchises. Following the appointment of David Jacob as Head of Fixed Income in 2004, Gareth Quantrill has been appointed Head of Credit, Phil Apel as Head of Interest Rate Strategy and Mitesh Sheth as Investment Director of Liability Driven Investment.

In his new role as Head of Equities, Andrew Formica has also taken action to improve the equities team, through a reorganisation of roles and responsibilities within the team as well as new additions to critical areas. These additions include Graham Kitchen, previously Head of UK Equities at Threadneedle, who has been appointed Head of UK Equities. He will be joined by Andy Jones, from Invesco Perpetual, as Director of UK Equities. Andrew Beal, previously with Nicholas Applegate Capital Management in San Diego, has been appointed Director, Asia Pacific Equities whilst Bill McQuaker joins from CSFB as the new Head of Multi-Manager. All of these appointments are significant and are designed to deliver improved investment performance across a range of equities and fixed income investment capabilities.

For first half 2005, 59% of funds beat benchmark. This is the result of good performance in higher margin product ranges like Horizon (90%), a return to form in traditional areas of strength such as the Investment Trust range (86%) and Fixed Income (69%), and good performance in the new product ranges like Enhanced Index funds (76%). The key Global Enhanced product delivered 75bps of outperformance over the 12 months to 30 June 2005. Of the with-profits insurance assets managed for Pearl Group Limited, 77% beat benchmark in 1H05. In contrast, the performance of the UK Equity and Balanced Pension Funds has been poor.

In addition to the new appointments in investment management, further actions have been taken to revitalise distribution capabilities. To recognise the growing similarities between Continental Europe and the UK and to extract efficiencies, the distribution business has been reorganised on a pan-European basis. This has resulted in four customer facing distribution teams focused on Institutional, UK Wholesale, Continental Europe Wholesale and Investment Trusts. These four teams are supported by a common infrastructure comprising Core Support and Product Management.

REVIEW OF OPERATIONS AND FINANCIAL REVIEW (CONTINUED)

Henderson Global Investors (continued)

Assets under management (AUM)

Total AUM decreased in first half 2005 from £69.1bn at the start of the period to £66.5bn at 30 June 2005. Net client outflows of £5.6bn were partly offset by favourable market and foreign exchange rate movements of £3.0bn. Net client outflows included £4.2bn of net outflows from institutional clients and £1.6bn of net outflows from Pearl Group Limited. Net inflows from higher margin alternative products (including Property, Hedge Funds, CDOs and Private Capital) were £0.5bn.

Summary of movements in AUM by distribution channel

	Opening AUM £bn	Net flows £bn	Market/FX £bn	Closing AUM £bn
Retail – open ended	5.7	(0.1)	0.3	5.9
Retail – closed ended	3.5	(0.2)	0.1	3.4
Institutional	32.0	(3.7)	1.5	29.8
Pearl Group Limited	27.9	(1.6)	1.1	27.4
Total	**69.1**	**(5.6)**	**3.0**	**66.5**

AUM by type of asset

	30 Jun 2005 £bn	31 Dec 2004 £bn
UK equity	15.3	16.3
International equity	11.0	11.5
Total equity	**26.3**	**27.8**
Fixed income	34.0	35.1
Property	5.6	5.6
Private equity	0.6	0.6
Total AUM	**66.5**	**69.1**

Other businesses

Towry Law

Towry Law continues to show a steady improvement in performance, with a return to profit in the period. The benefits of a number of restructuring initiatives undertaken in 2004 have started to come through, with lower costs in all areas of the business. Turnover has increased slightly in comparison to first half 2004, despite a 25% reduction in the number of business writers in the IFA division (mainly as part of the restructures noted above). This has been achieved against a background of difficult corporate markets and softening insurance rates.

REVIEW OF OPERATIONS AND FINANCIAL REVIEW (CONTINUED)

Other businesses (continued)

Corporate office

Corporate office costs were £7.2m (first half 2004: £8.1m). Corporate office costs include investor relations and shareholder servicing costs, and certain finance and secretariat functions which are not directly attributable to individual business units. A substantial reorganisation of the corporate office took place in the second quarter of 2005 following the sale of the Life Services business. A number of corporate staff were transferred to the outgoing business or left the Group. In addition, an arrangement was made with Pearl Group Limited to provide Henderson Group plc with certain transitional services pending the completion of a number of separation projects. These projects are expected to be completed during second half 2005.

Together with the reduced shareholder servicing costs arising from the reduction of investor base in April, annualised corporate office cost savings are on track to reach the £4m previously announced.

Return on corporate cash

Return on corporate cash was £4.6m (first half 2004: £1.5m). This arises primarily on Group cash and liquid investments, but excludes cash and liquid investments held by each business unit to meet regulatory and other short term requirements.

Return on corporate cash was favourably impacted in first half 2005 by the proceeds from the sale of the Life Services business prior to the return of capital to shareholders, and from the balance of cash retained by the Group to cover warranties and indemnities provided to the purchaser. This favourable return was partly offset by a net payment by the Group of £1m in interest for the first quarter of 2005 arising on the balance of various outstanding inter-company loans with the discontinued operations prior to the Life Services business disposal. These loans were settled as part of the completion of the transaction.

Return on corporate cash does not include any income from the Group's strategic holding in Banca Popolare Italiana (BPI, formerly Banca Popolare di Lodi (BPL)), which has been shown within the Henderson Global Investors business unit result.

Discontinued business

Profit before tax for the discontinued Life Services business in the period from 1 January 2005 to the disposal date, 13 April 2005, was £16.7m (first half 2004: £17.0m loss). Profit up to the date of completion of £16.7m was mainly due to the release of prudential margins, increase in return on shareholders' interests and a reduced cost base ahead of lower levels of income expected within the Service Company.

Tax

The effective rate of tax for continuing operations in the Group Consolidated Income Statement for first half 2005 of 17.8% shows a favourable variance to the expected rate. This is due to changes in recognition of deferred tax assets for provisions and the utilisation of losses not previously recognised following the sale of the Life Services business, partly offset by non-deductibility of expenses.

Capital employed

The Group employs capital to manage day-to-day operations and meet regulatory capital requirements. As at 30 June 2005 the net assets of the continuing operations were £619.8m. This includes £247.9m of goodwill, which is an inadmissible asset for regulatory purposes. The balance of £371.9m is held to cover the Henderson Group consolidated and solo-entity capital requirements. These are approximately £90m for Henderson Global Investors, £10 million for Towry Law UK and corporate, and £30m held at Group level for working capital purposes. A further £50m has been allocated to cover warranties and indemnities in place as part of the disposal of the Life Services business, the balance represents the current surplus.

REVIEW OF OPERATIONS AND FINANCIAL REVIEW (CONTINUED)

Consolidated Cash Flow Statement – 30 June 2005

	Group £m
Net cash flows from operating activities	(340.7)
Net cash flows from investing activities	(2,231.8)
Net cash flows from financing activities	(455.2)
Effects of exchange rate changes	0.7
Net (decrease) in cash and cash equivalents	(3,027.0)
Cash and cash equivalents at beginning of period	3,475.8
Cash and cash equivalents at end of period (continuing operations only)	448.8

The net (decrease) in cash equivalents is analysed as:

	£m
Continuing operations	156.2
Discontinued operations	(3,183.2)
	(3,027.0)

Cash and cash equivalents at beginning of period is analysed as:

	£m
Continuing operations	292.6
Discontinued operations	3,183.2
	3,475.8

Capital return

On 13 April 2005, the Group sold its Life Services business to Pearl Group Limited for consideration of £1.070bn. Of this, a total of £871m was returned to shareholders in early May 2005 through the cancellation of 1.558bn shares (approximately 57% of issued shares).

The net decrease of £3,027m in cash and cash equivalents reflects a decrease of £3,183m in the divested Life Services business against a net increase of £156m in the continuing operations. This net increase in the continuing operations primarily relates to operating profit and the consideration retained from the sale of the Life Services business to cover potential residual liabilities.

Pension Scheme

Defined benefit pension obligations as at 30 June 2005 are included in the Group Consolidated Balance Sheet, in line with the specific requirements of IAS 19, and are based upon an update of a previous actuarial valuation of the HHG Staff Pension Scheme as at 10 December 2004, which was carried out for the purpose of determining the split of the scheme on the sale of the Life Services business. This has introduced an element of approximation relative to the result of a full actuarial valuation for IAS 19. The actuarial assumptions used in the calculations are consistent with those used for the majority of UK company pension schemes.

As a consequence of the investment policy and the methodology and assumptions used for determining the scheme's liabilities under IAS 19, the difference between the market value of the scheme's assets and its IAS 19 liabilities (the IAS 19 surplus or deficit) is expected to fluctuate. The surplus or deficit could change materially from day to day and hence, the £44.1m deficit as at 30 June 2005 cannot be taken as an indication of the scheme's financial position on any date other than 30 June 2005. The increase in the deficit from £27.0m to £44.1m during the six months is due to a reduction in bond yields which has increased the scheme liabilities.

REVIEW OF OPERATIONS AND FINANCIAL REVIEW (CONTINUED)

Pension Scheme (continued)

The first full actuarial valuation of the demerged scheme is scheduled for 31 December 2005 and will include a review of post-retirement mortality assumptions.

(Loss)/profit on disposal of discontinued operations

The (loss)/profit arising on the disposal of discontinued operations comprises:

	30 Jun 2005 £m	30 Jun 2004 £m	31 Dec 2004 £m
Life Services business	(18.6)	-	-
Virgin Money Group Limited	-	18.5	18.5
Towry Law International	-	(7.2)	(8.4)
Cogent	-	-	3.0
Total (loss)/profit on disposal/termination of businesses	**(18.6)**	**11.3**	**13.1**

Total loss on disposal of Life Services operations

In addition to the £18.6m loss on the disposal of the Life Services business shown above, impairment and disposal costs were recognised in both the 2004 UKGAAP financial statements and the 2004 IFRS preliminary financial statements. These are set out below:

Under UK GAAP, the 2004 financial statements recognised certain impairment and disposal costs in the year to 31 December 2004:

	£m
Write off PVIF	(10.0)
Write off NPI goodwill	(29.1)
Disposal costs recognised in 2004 under UK GAAP	(7.5)
Write downs and disposal costs recognised in 2004 UK GAAP financial statements	(46.6)

A further impairment of £136.6m was required under IFRS 5, to write down the net assets of the Life Services business to the fair value of the sale consideration, and recognised in the 31 December 2004 IFRS preliminary financial statements.

	£m
Consideration	1,070.2
Interest accrued to completion date	5.9
Settlement of loans	(5.9)
Consideration for BPI stakes	31.8
Disposal costs	(20.5)
Contribution to transferring pension scheme	(22.7)
Fair value of disposal group	1,058.8
Carrying value of Life Services business net assets (under IFRS)	(1,195.4)
Life Services impairment recognised in 2004 IFRS preliminary financial statements	(136.6)

REVIEW OF OPERATIONS AND FINANCIAL REVIEW (CONTINUED)

Total loss on disposal of Life Services operations (continued)

The total losses and impairments in respect of the sale of the Life Services business are, therefore:

Loss eliminating Life Services operations 2005 profit prior to disposal	(18.6)
Impairment to Life Services recognised in 2004 IFRS preliminary financial statements	(136.6)
Write downs and disposal costs recognised in 2004 UK GAAP financial statements	(46.6)
Total loss on disposal of Life Services operations in 2004 and 2005 financial statements	(201.8)

Outlook

Henderson Global Investors is a well diversified business, operating throughout the UK and Continental Europe, with expanding operations in North America and Asia. The objective is to build the operation into a more profitable and valuable business by growing revenues and by continuing to orient the business to higher margin products. Management is focused on improving the cost to income ratio to an annualised target of 75% over the short to medium term. While investment markets are still likely to present some challenges, the Group has a strong foundation for sustained growth and profitability from the asset management operations of Henderson Global Investors.

Dividend

The Group expects to pay a final dividend in respect of the second half of 2005 in early 2006. Details will be included with the 2005 full year results announcement.

Regulation

Consolidated supervision

The disposal of the Life Services business has resulted in a change to the regulatory framework that Henderson Group plc is now subject to. Previously consolidated regulatory returns were produced for the Life Services business and Henderson Group separately. Towry Law is not required to produce consolidated prudential returns. In the absence of the Life Services business, Financial Services Authority (FSA) regulations now require a single consolidated return to be produced under the Interim Prudential Sourcebook for Investment Businesses, Chapter 14. Consolidation is required at the highest European Economic Area (EEA) registered entity level within the Group, Henderson Group plc.

The strength of the Group's balance sheet following the sale of the Life Services operations means that Henderson Group plc and all subsidiaries are able to comply comfortably with regulatory capital requirements, both on a consolidated and solo-entity basis. Consolidated returns are required bi-annually. The first return in respect of Henderson Group plc will be for the period to 30 June 2005, within four months of that date.

Basel II capital adequacy developments

It is the intention of the EU that the prudential regulatory framework of all member states be harmonised. Whilst progress on implementing a new risk-based capital adequacy requirement is slow, it is clear that the EU is determined to put in place the necessary legislation, and the real debate is now primarily limited to:

- the timing of introduction, either 2007 or 2008;
- the scope given to local regulators to amend or grant waivers in respect of any EU requirements; and
- the extent of participation outside the EU.

The Group continues to work alongside its regulators to ensure that the implications of new regulations are appropriately considered. On the basis of current proposals it is not anticipated that the Group will have difficulties in meeting the new requirements as they are finalised and implemented.

REVIEW OF OPERATIONS AND FINANCIAL REVIEW (CONTINUED)

Going concern

After making appropriate enquiries, the Directors consider that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and therefore have continued to adopt the going concern basis in preparing the financial statements.

DIRECTORS' REPORT

The Directors present their report for the half year ended 30 June 2005.

Change of name

The Company name was changed from HHG PLC to Henderson Group plc with effect from 22 April 2005.

Directors

The Directors of Henderson Group plc during the half year 2005 and up to the date of this report are shown below. The Directors were in office for this entire period except where stated otherwise.

Rupert Pennant-Rea	
Roger Yates	
Toby Hiscock	
Ian Laughlin	Resigned 13 April 2005
Gerald Aherne	
Duncan Ferguson	
Anthony Hotson	
John Roques	
Sir William Wells	Resigned 9 June 2005
Sir Malcolm Bates	Retired 28 February 2005
Peter Costain	Retired 28 February 2005

Review of operations and results

Henderson Group's results for the half year ended 30 June 2005 are shown in the Consolidated Income Statement on page 14. A review of the half year ended 30 June 2005 and future developments is covered in the Review of Operations and Financial Review that precedes this report.

Rounding

In accordance with the Australian Securities and Investments Commission Class Order 98/0100, amounts in this Directors' Report and other sections of this Announcement of 2005 Interim Results have been rounded off to the nearest million pounds sterling, unless stated otherwise.

Signed in accordance with a resolution of the Directors.

Roger Yates

Chief Executive

24 August 2005

CONSOLIDATED INCOME STATEMENT
For the half year ended 30 June 2005

	Notes	Continuing operations [1]	Discontinued operations [2]	Eliminations [3]	Total [4]
		£m	£m	£m	£m
Continuing operations					
Gross fee income and commission receivable on sales		145.4	-	(7.3)	138.1
Finance income		17.1	-	(2.1)	15.0
Total income		162.5	-	(9.4)	153.1
Commissions payable on sales		(4.9)	-	-	(4.9)
Net fee and commission income		157.6	-	(9.4)	148.2
Expenses					
- Administration costs		(115.0)	-	0.4	(114.6)
- Other charges		(2.0)	-	-	(2.0)
		(117.0)	-	0.4	(116.6)
Finance costs		(3.6)	-	3.0	(0.6)
Net profit before tax from continuing operations		**37.0**	**-**	**(6.0)**	**31.0**
Taxation		(6.6)	-	-	(6.6)
Net profit after tax from continuing operations		**30.4**	**-**	**(6.0)**	**24.4**
Discontinued operations					
Net profit after tax from discontinued operations	6.1	-	11.9	6.0	17.9
Net loss after tax on disposal of discontinued operations	5.1	-	(18.6)	-	(18.6)
Net loss after tax from discontinued operations		**-**	**(6.7)**	**6.0**	**(0.7)**
Net profit/(loss) before tax from all operations		**37.0**	**(1.9)**	**-**	**35.1**
Total taxation		**(6.6)**	**(4.8)**	**-**	**(11.4)**
				-	
Net profit/(loss) after tax from all operations		**30.4**	**(6.7)**	**-**	**23.7**
Attributable to:					
Equity holders of the parent					27.2
Minority interests – discontinued operations					(3.5)
					23.7
Basic earnings per share	4	**1.5p**	**(0.2p)**	**-**	**1.3p**
Diluted earnings per share	4	**1.5p**	**(0.2p)**	**-**	**1.3p**
Continuing operations earnings per share					
Basic earnings per share					**1.1p**
Diluted earnings per share					**1.1p**

[1] Continuing operations represent the continuing operations of the Group, Henderson Global Investors and Towry Law.

[2] Discontinued operations represent the discontinued operations of the Life Services business.

[3] Eliminations represent the intra-group transactions between the continuing and discontinued operations of the Life Services business up to the date of disposal on 13 April 2005. Following the disposal of the Life Services business, the fee income eliminated as an intra-group transaction was replaced by the income derived under the new investment management agreements with Pearl Group Limited.

[4] The total column represents the continuing and discontinued operations net of intra-group transactions.

CONSOLIDATED INCOME STATEMENT
For the half year ended 30 June 2004

	Notes	Continuing operations[1]	Discontinued operations[2]	Eliminations[3]	Total[4]
		£m	£m	£m	£m
Continuing operations					
Gross fee income and commission receivable on sales		155.3	-	(23.0)	132.3
Finance income		9.4	-	(5.1)	4.3
Total income		164.7	-	(28.1)	136.6
Commissions payable on sales		(11.1)	-	-	(11.1)
Net fee and commission income		153.6	-	(28.1)	125.5
Expenses					
- Administration costs		(117.6)	-	(0.4)	(118.0)
- Other charges		(2.4)	-	-	(2.4)
		(120.0)	-	(0.4)	(120.4)
Finance costs		(4.9)	-	4.9	-
Net profit before tax from continuing operations		**28.7**	**-**	**(23.6)**	**5.1**
Taxation		(9.4)	-	-	(9.4)
Net profit/(loss) after tax from continuing operations		**19.3**	**-**	**(23.6)**	**(4.3)**
Discontinued operations					
Net loss after tax from discontinued operations	6.1	-	(23.7)	21.8	(1.9)
Net gain after tax on disposal of discontinued operations	5.1	-	11.3	-	11.3
Net profit/(loss) after tax from discontinued operations		**-**	**(12.4)**	**21.8**	**9.4**
Net profit/(loss) before tax from all operations		**28.7**	**(5.7)**	**(1.8)**	**21.2**
Total taxation		**(9.4)**	**(6.7)**	**-**	**(16.1)**
Net profit/(loss) after tax from all operations		**19.3**	**(12.4)**	**(1.8)**	**5.1**
Attributable to:					
Equity holders of the parent					(40.9)
Minority interests – discontinued operations					46.0
					5.1
Basic earnings per share	4	**0.7p**	**(2.2p)**	**(0.1p)**	**(1.6p)**
Diluted earnings per share	4	**0.7p**	**(2.2p)**	**(0.1p)**	**(1.6p)**
Continuing operations earnings per share					
Basic earnings per share					**(0.2p)**
Diluted earnings per share					**(0.2p)**

[1] Continuing operations represent the continuing operations of the Group, Henderson Global Investors and Towry Law.

[2] Discontinued operations represent the discontinued operations of the Life Services business, Towry Law International, Virgin Money Group Limited and Cogent businesses.

[3] Eliminations represent the intra-group transactions between the continuing and discontinued operations. Following the disposal of the Life Services business, the fee income eliminated as an intra-group transaction will be replaced by the income derived under the new investment management agreements with Pearl Group Limited.

[4] The total column represents the continuing and discontinued operations net of intra-group transactions.

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2004

	Notes	Continuing operations [1]	Discontinued operations [2]	Eliminations [3]	Total [4]
		£m	£m	£m	£m
Continuing operations					
Gross fee income and commission receivable on sales		294.5	-	(46.5)	248.0
Finance income		22.2	-	(11.1)	11.1
Total income		316.7	-	(57.6)	259.1
Commissions payable on sales		(22.3)	-	-	(22.3)
Net fee and commission income		294.4	-	(57.6)	236.8
Expenses					
- Administration costs		(226.1)	-	(2.5)	(228.6)
- Other charges		(7.9)	-	-	(7.9)
		(234.0)	-	(2.5)	(236.5)
Finance costs		(11.0)	-	10.9	(0.1)
Net profit before tax from continuing operations		**49.4**	**-**	**(49.2)**	**0.2**
Taxation		(3.3)	-	-	(3.3)
Net profit/(loss) after tax from continuing operations		**46.1**	**-**	**(49.2)**	**(3.1)**
Discontinued operations					
Net loss after tax from discontinued operations	6.1	-	(47.4)	47.4	-
Net gain after tax on disposal of discontinued operations	5.1	-	13.1	-	13.1
Net loss arising on adjustment to fair value less costs to sell on disposal groups	5.3	-	(183.2)	-	(183.2)
Net loss after tax from discontinued operations		**-**	**(217.5)**	**47.4**	**(170.1)**
Net profit/(loss) before tax from all operations		**49.4**	**(170.7)**	**(1.8)**	**(123.1)**
Total taxation		**(3.3)**	**(46.8)**	**-**	**(50.1)**
Net profit/(loss) after tax from all operations		**46.1**	**(217.5)**	**(1.8)**	**(173.2)**
Attributable to:					
Equity holders of the parent					(220.1)
Minority interests – discontinued operations					46.9
					(173.2)
Basic earnings per share	4	**1.7p**	**(9.9p)**	**(0.1p)**	**(8.3p)**
Diluted earnings per share	4	**1.7p**	**(9.9p)**	**(0.1p)**	**(8.3p)**
Continuing operations earnings per share					
Basic earnings per share					**(0.1p)**
Diluted earnings per share					**(0.1p)**

[1] Continuing operations represent the continuing operations of the Group, Henderson Global Investors and Towry Law.

[2] Discontinued operations represent the discontinued operations of the Life Services business, Towry Law International, Virgin Money Group Limited and Cogent businesses.

[3] Eliminations represent the intra-group transactions between the continuing and discontinued operations. Following the disposal of the Life Services business, the fee income eliminated as an intra-group transaction was replaced by the income derived under the new investment management agreements with Pearl Group Limited.

[4] The total column represents the continuing and discontinued operations net of intra-group transactions.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the half year ended 30 June 2005

	6 months 30 Jun 2005 £m	6 months 30 Jun 2004 £m	12 months 31 Dec 2004 £m
Exchange differences on translation of foreign operations	(0.1)	(1.1)	(1.9)
(Losses)/gains on revaluation of available–for-sale investments	(3.7)	0.5	2.6
Actuarial losses on pension schemes	(11.1)	(8.0)	(25.3)
Tax on items taken directly to equity	4.5	-	0.4
Revaluation reserve transfer on sale of available-for-sale investments	3.4	-	-
Net expense recognised directly in equity	**(7.0)**	**(8.6)**	**(24.2)**
Net profit/(loss) after tax from all operations	23.7	5.1	(173.2)
Total recognised income and expense	**16.7**	**(3.5)**	**(197.4)**
Attributable to:			
Equity holders of the parent	20.2	(49.5)	(244.3)
Minority interests – discontinued operations	(3.5)	46.0	46.9
	16.7	**(3.5)**	**(197.4)**

CONSOLIDATED BALANCE SHEET
At 30 June 2005

	Notes	30 Jun 2005 £m	31 Dec 2004 £m	30 Jun 2004 £m
Assets				
Intangible assets		247.9	249.0	292.5
Deferred acquisition and commission costs		14.9	11.6	138.3
Present value of acquired in force long term business		-	-	10.0
Property, plant and equipment		12.1	13.2	68.8
Investment property		-	-	2,365.6
Deferred tax receivables		26.3	10.1	32.7
Current tax receivables		-	0.1	1.2
Reinsurance assets		-	-	303.2
Available-for-sale financial assets		78.6	24.3	54.2
Financial assets at fair value through profit or loss		5.8	35.4	24,412.4
Trade and other receivables		73.6	87.4	679.9
Prepayments		74.7	12.8	25.7
Cash and cash equivalents		448.8	292.6	1,863.0
Assets held for sale		-	31,879.1	-
Total assets		**982.7**	**32,615.6**	**30,247.5**
Equity				
Share capital		115.3	271.1	271.0
Share premium		366.7	1,080.9	1,080.8
Capital reserve		-	-	290.0
Own shares		(13.7)	(4.0)	(2.3)
Revaluation reserve		(2.2)	(1.9)	(4.1)
Translation reserve		(1.6)	(1.9)	(1.1)
Profit and loss account		155.3	130.8	36.2
Total shareholders' equity		**619.8**	**1,475.0**	**1,670.5**
Minority interests – disposal group		-	417.3	429.9
Total equity	7	**619.8**	**1,892.3**	**2,100.4**
Liabilities				
Deferred tax liabilities		4.4	7.9	49.9
Borrowings		0.2	0.2	1,513.4
Investment contract liabilities		-	-	4,120.6
Insurance contract liabilities		-	-	21,078.9
Retirement benefit obligations		51.1	33.9	77.2
Deferred income		21.7	18.9	42.9
Share-based payment liability		0.3	0.1	-
Provisions		75.5	91.3	212.8
Current tax liabilities		39.8	19.4	77.3
Obligations under finance leases		1.2	1.3	62.2
Trade and other payables		168.7	144.9	911.9
Liabilities relating to disposal groups classified as held for sale		-	30,405.4	-
Total liabilities		**362.9**	**30,723.3**	**28,147.1**
Total equity and liabilities		**982.7**	**32,615.6**	**30,247.5**

Approved by the Board of Directors on 24 August 2005.

CONSOLIDATED CASH FLOW STATEMENT
For the half year ended 30 June 2005

	Notes	6 months 2005 £m	6 months 2004 £m	12 months 2004 £m
Cash flows from operating activities				
Net profit/(loss) before tax from all operations		35.1	21.2	(123.1)
Adjustments to reconcile net profit/(loss) before tax from all operations to net cash provided by operating activities:				
- Depreciation and impairment of property, plant and equipment		3.2	4.5	34.7
- Impairment of goodwill and other intangible assets		0.3	-	145.4
- Deferred commission payable amortisation – continuing operations		4.9	-	0.3
- Deferred acquisition cost amortisation – discontinued operations		7.6	22.9	35.9
- Fair value losses/(gains) on financial assets		126.8	368.4	(1,083.3)
- Profits from interest in associates		-	(19.1)	(19.1)
- Loan interest expense		24.5	32.0	55.6
Cash flows from operating profits before changes in operating assets and liabilities		**202.4**	**429.9**	**(953.6)**
Changes in operating assets and liabilities		(464.9)	(1,011.7)	(136.3)
Tax paid		(78.2)	(18.9)	(34.5)
Net cash flows from operating activities		**(340.7)**	**(600.7)**	**(1,124.4)**
Cash flows from investing activities				
Proceeds from sale or maturity of:				
- Property plant and equipment		0.7	1.6	1.6
- Investment property		12.1	175.1	1,020.6
- Debt or equity instruments and interests in joint ventures		3,542.8	12,219.8	22,728.3
- Certificates of deposits		227.5	1,100.0	1,607.4
- Mortgages and other loan repayments from other parties		221.2	5.0	15.1
- Associates		-	50.0	192.8
Purchases of:				
- Property, plant and equipment		(3.1)	(2.5)	(3.8)
- Investment property		(6.6)	(123.2)	(1,395.9)
- Debt or equity instruments and interests in joint ventures		(2,834.5)	(13,790.1)	(24,348.2)
- Certificates of deposits		(124.3)	(1,562.2)	(1,593.7)
- Mortgages and other loans made to other parties		(1.0)	(1.4)	(18.6)
Acquisition of subsidiaries and associates net of cash acquired		-	-	(181.7)
Disposal of subsidiaries net of cash sold	5.2	(3,266.6)	-	-
Net cash flows from investing activities		**(2,231.8)**	**(1,927.9)**	**(1,976.1)**
Cash flows from financing activities				
Proceeds from issue of shares or other equity instruments		0.2	118.2	118.2
Share issue costs		-	(3.5)	(3.5)
Return of cash to shareholders		(775.3)	-	-
Reduction in investor base		(95.2)	-	-
Cash payments to owners to acquire or redeem own shares		(9.7)	(2.3)	(4.0)
Proceeds from short and long-term borrowings		-	16.6	482.5
Repayments of short and long-term borrowings		(221.9)	(5.0)	(5.0)
Proceeds of liabilities owed to external unit-holders		690.7	222.3	1,960.8
Dividends paid to minority interests		(3.7)	(5.2)	(8.3)
Interest paid		(40.3)	(13.0)	(40.5)
Net cash flows from financing activities		**(455.2)**	**328.1**	**2,500.2**
Effects of exchange rate changes		0.7	(54.8)	(42.2)
Net decrease in cash and cash equivalents		**(3,027.0)**	**(2,255.3)**	**(642.5)**
Cash and cash equivalents at beginning of period		3,475.8	4,118.3	4,118.3
Cash and cash equivalents at end of period		**448.8**	**1,863.0**	**3,475.8**

NOTES TO THE ACCOUNTS

1. Significant accounting policies

Basis of preparation

Henderson Group plc is a limited company incorporated in the United Kingdom whose shares are publicly traded. The financial statements of Henderson Group plc and its subsidiary undertakings (the Group), have been prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB) and as adopted by the European Commission (EC) to be effective for 2005 year ends for the first time.

The results for the six months ended 30 June 2005 have been prepared on the basis of the accounting policies set out in the Henderson Group plc Preliminary IFRS Financial Statements for the year ended 31 December 2004. The results for the six months ended 30 June 2005 and six months ended 30 June 2004 are unaudited but have been reviewed by the auditor. These do not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The results for the full year 2004 have been taken from the Henderson Group plc Preliminary IFRS Financial Statements for the year ended 31 December 2004. These Preliminary IFRS Financial Statements were prepared from the HHG PLC's 2004 Full Annual Financial Report and Accounts and the disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS are given in note 2 to the accounts. The auditor has reported on the 2004 accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. HHG PLC's 2004 Full Annual Financial Report and Accounts has been filed with the Registrar of Companies.

Due to the continuing work of the IASB and possible amendments to the interpretive guidance, the Group's accounting policies and consequently the information presented may change prior to the publication of the Group's full year IFRS results in February 2006.

The Group has elected to early adopt the recently issued amendment to IAS 19. It is expected that the amendment will be endorsed by the EC in time for adoption in the Group's 2005 full year results.

In October 2004, the EC adopted a carved out version of IAS 39. The carve out removes the use of the fair value option for financial liabilities and relaxes the hedge accounting requirements. However, guidance issued by the UK's Accounting Standards Board (ASB) clarifies that UK insurance companies are able to: (i) apply the hedge accounting provisions within IAS 39 in full; (ii) continue to measure liabilities arising from unit-linked contracts by reference to the value of the underlying units, assets, share index or reference value; and (iii) take changes in that value through the Consolidated Income Statement. The Group has adopted this ASB guidance.

Certain amounts recorded in the IFRS financial information include estimates and assumptions made by management about insurance liability reserves, investment valuations, interest rates and other factors. Actual results may differ from the estimates made.

The financial statements have been prepared on a historical cost basis, except for investment properties, land and buildings, derivative financial instruments, non-current assets (or disposal groups) that meet the criteria to be classified as held for sale, financial assets at fair value through profit or loss and available-for-sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged are adjusted to record changes in the fair values attributable to the risks that are being hedged. Also as set out in the accounting policy below, goodwill is recorded at the lower of historical cost and recoverable amount.

The financial statements are presented in pounds sterling.

1. Significant accounting policies (continued)

Basis of consolidation

The consolidated financial statements incorporate the financial statements of Henderson Group plc (the Company) and entities controlled by the Company (its subsidiaries) made up to 31 December each year using consistent accounting policies. All intra-group transactions, balances, income and expenses are eliminated on consolidation. The results of subsidiaries acquired or disposed of during the year are included in the Consolidated Income Statement from the effective date of acquisition or up to the effective date of disposal as appropriate. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Group has control. Minority interests represent the equity interests in subsidiaries not held by the Group. Liabilities owed to external unit-holders represent external interests in unit-linked investments and are classed as financial liabilities.

Interests in Property Limited Partnerships (PLPs), Open-Ended Investment Companies (OEICs) and unit trusts are accounted for as subsidiaries, joint ventures, associates or other financial investments depending on the holdings of the Group and on the level of influence and control that the Group exercises. For associates and jointly controlled entities held by the long-term funds of the Life Services business, the Group has taken advantage of the exemption given in IAS 28 Associates and IAS 31 Joint Ventures to designate them at fair value with changes in the fair value recognised in the Consolidated Income Statement in the current period. Strategic shareholder investments in associates and partnerships where the Group has the ability to exercise significant influence, as well as joint ventures where there is joint control, are accounted for using the equity method.

The accounting policies relevant to the continuing operations are set out below. All accounting policies, including those relevant to discontinued operations, were set out fully in the Preliminary IFRS Financial Statements available on our website at www.henderson.com. These accounting policies have not changed.

Income recognition

Fee and commission income

Fee income includes annual management charges, transaction fees and performance fees. Annual management charges and transaction fees are recognised in the period in which the associated investment management or transaction services are provided. Performance fees are recognised when the prescribed performance hurdles have been achieved and it is probable that the fee will crystallise as a result.

Initial fees and commissions are deferred and amortised over the anticipated period in which services will be provided. Other income is recognised in the accounting period in which services are rendered.

Finance income

Interest income is recognised as it accrues using the effective yield method. Dividend income from investments is recognised on the date that the right to receive payment has been established.

Realised and unrealised gains and losses on investments

Gains and losses (both realised and unrealised) on financial assets designated as at fair value through profit or loss are recognised in the Consolidated Income Statement. Realised and unrealised gains are recognised as part of finance income. Realised and unrealised losses are reported within finance costs.

Gains and losses on financial assets designated as available-for-sale are initially recognised through the Consolidated Statement of Recognised Income and Expense. Upon disposal, any gain or loss previously taken through the Consolidated Statement of Recognised Income and Expense is reversed out, with the full gain or loss from purchase, after any impairment charge previously recognised, taken through the Consolidated Income Statement.

Realised gains and losses on investments are calculated as the difference between the net sales proceeds and original cost. Unrealised gains and losses on investments represent the difference between the valuation of investments at the balance sheet date and their original cost, or if they have been previously

1. Significant accounting policies (continued)

Realised and unrealised gains and losses on investments (continued)

revalued, the valuation at the last balance sheet date. The movement in unrealised gains and losses recognised in the period also includes the reversal of unrealised gains and losses recognised in earlier accounting periods in respect of investment disposals in the current period.

Goodwill

Goodwill arising on acquisitions, being the excess of the cost of a business combination over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired, is capitalised in the balance sheet. Goodwill on acquisitions prior to 1 January 2004 is carried at its value on 1 January 2004 (the date of transition to IFRS) less any impairment subsequently incurred. The carrying value of goodwill is tested annually for impairment, or more frequently if any indicators of impairment arise. Any impairment is recognised immediately through other charges in the income statement and is not subsequently reversed. On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Deferred acquisition and commission costs

For insurance contracts, acquisition costs comprising all direct and indirect costs are deferred as an explicit acquisition cost asset gross of tax. These are amortised over the period in which the costs are expected to be recoverable out of margins from matching revenues from related policies, and in accordance with the pattern of such margins. At the end of each accounting period, deferred acquisition costs are reviewed for recoverability, against future margins from the related policies in force at the balance sheet date.

For investment contracts, directly related acquisition costs are deferred to the extent that they are recoverable out of future income. This includes initial commission expenses paid by the fund management business in respect of certain investment products.

Property, plant and equipment

Property which is owned and occupied by the Group is stated in the Consolidated Balance Sheet at its revalued amount, being fair value at the date of revaluation, determined from market-based evidence by appraisal undertaken by professional valuers, less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

Any revaluation increase is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease for the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in carrying amount arising on the revaluation of such assets is charged as an expense to the extent that it exceeds the balance, if any, held in the revaluation reserve relating to a previous revaluation of that asset.

Property depreciation is charged to the income statement on a straight-line basis over the asset's useful economic life of between 25 and 50 years. On the subsequent sale or retirement of a revalued property, the attributable revaluation surplus remaining in the revaluation reserve is transferred directly to accumulated profits.

Plant and equipment is valued using the cost model approach and depreciated on a straight line basis over its useful economic life of between two and 15 years.

An item of property, plant and equipment is removed upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the asset, calculated as the difference between the net disposal proceeds and the carrying amount of the item, is included in the Consolidated Income Statement in the year the item is derecognised.

1. Significant accounting policies (continued)

Financial instruments

Financial assets and liabilities are recognised on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or where they have been transferred and the Group has also transferred substantially all risks and rewards of ownership. Financial liabilities are derecognised when the liability is discharged by paying the creditor.

Financial assets

Regular way purchases and sales are recognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned.

Debt securities, equity securities and holdings in authorised collective investment schemes are designated as either at fair value through profit or loss or available-for-sale and are measured at subsequent reporting dates at fair value. Where securities are designated at fair value through profit or loss, gains and losses arising from changes in fair value are included in the net profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

Cash amounts represent cash in hand and on demand deposits. Cash equivalents are short-term highly liquid investments with a maturity of 90 days or less from the date of acquisition.

Financial liabilities

Financial liabilities other than investment contract liabilities are stated at amortised cost. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Derivative financial instruments

The Group uses derivative financial instruments to hedge against market, liquidity and credit risk.

Derivative financial instruments are classified as held for trading and carried at fair value as assets or liabilities. Fair values are based on quoted market prices. Changes in fair values are recognised in the income statement.

Derivative financial instruments include swaps, futures, forwards and option contracts, all of which derive their value mainly from the underlying interest rates, foreign exchange rates, equity and debt instruments.

Fair value estimation

The fair value of financial instruments traded in active markets (such as publicly traded securities and derivatives) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets is the current bid price. The fair value of investments that are not traded in an active market is determined using valuation techniques. Various valuation techniques are used including the use of comparable recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

1. **Significant accounting policies (continued)**

Impairment of assets (excluding goodwill)

At each balance sheet date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of the recoverable amount. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs.

Recoverable amount is the higher of an asset's or cash generating unit's fair value less costs to sell and its value is use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit.

Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired and it is written down to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Income and sales taxes

The Group provides current tax expense according to the tax laws of each jurisdiction in which it operates using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates and interest in joint ventures, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is also recognised in equity and not in the income statement.

Expenses and assets are recognised net of the amount of sales tax except where this tax is not recoverable, in which case the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item. Receivables and payables are stated with the amount of sales tax included. The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

1. Significant accounting policies (continued)

Operating and finance leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Other leases are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

Borrowings

Borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs. Borrowings are subsequently stated at amortised cost; any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Provisions

Provisions are recognised when the Group has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Foreign currencies

The functional currency of the Company and its UK subsidiaries is pounds sterling. Transactions in foreign currencies are recorded at the rate appropriate at the time of accounting for the transaction. Foreign currency monetary balances at the period end are converted at the rate ruling at that date. Foreign currency non-monetary balances carried at fair value are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on retranslation are taken to the Consolidated Income Statement, except for exchange differences arising on non-monetary assets and liabilities where the changes in fair value are recognised directly in equity.

On consolidation, the assets and liabilities of the Group's overseas operations whose functional currency is not pounds sterling are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are taken through the Consolidated Statement of Recognised Income and Expense to the translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Employee benefits

The Group provides employees with retirement benefits through both defined benefit and defined contribution plans. The assets of these plans are generally held separately from the Group's general assets in trustee-administered funds and are valued at fair value. Defined benefit obligations and the cost of providing benefits are determined annually by qualified actuaries using the projected unit credit method. The obligation is measured as the present value of the estimated future cash outflows using a discount rate based on corporate bonds of appropriate duration and quality. The resulting surplus/deficit of defined

1. Significant accounting policies (continued)

Employee benefits (continued)

benefit assets less liabilities is recognised in the Consolidated Balance Sheet. The Group's expense related to these plans is accrued over the employees' service lives based upon the actuarially determined cost for the period. Actuarial gains and losses are recognised in full in the period in which they occur in the Consolidated Statement of Recognised Income and Expense. Contributions to the defined contribution scheme are charged to the Consolidated Income Statement as they become payable in accordance with the rules of the scheme.

Other defined benefit post-employment benefits, such as medical care and life insurance, are also provided for certain employees. The cost of such benefits is accrued over the service life of the employee based upon the actuarially determined cost for the period using a methodology similar to that for defined benefit pension plans.

Share-based payment transactions

The Group issues equity-settled and cash-settled share-based payments to certain employees.

Equity-settled share-based payments are measured at fair value at the date of grant and expensed, together with a corresponding increase in equity, on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. The expected life of the rewards is used in the determination of fair value has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

A liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date for cash-settled, share-based payments.

Treasury shares

Treasury shares held by the Group, including those held by certain policyholder funds and employee benefit trusts, are recorded at cost and deducted from equity.

Equity shares

The ordinary equity shares of 10 pence each are classified as equity instruments. Equity shares issued by the Company are recorded at the proceeds received, net of direct issue costs.

Dividend recognition

Dividend distribution to the Company's shareholders is recognised as a liability in the period in which the dividends are declared, and for the final dividend, when approved by the Company's shareholders at the Annual General Meeting.

2. First time adoption

This is the first year that the Group has presented its interim financial statements under IFRS. The following disclosures are required in the year of transition. The last financial statements under UK GAAP were for the year ended 31 December 2004 and the date of transition to IFRS was therefore 1 January 2005.

The Group has taken advantage of the following exemptions under IFRS 1 First time adoption of IFRS:

- business combinations that occurred prior to the date of transition have not been restated in accordance with IFRS 3 Business Combinations;
- all cumulative actuarial gains and losses on employee defined benefit obligations have been recognised in equity at the date of transition to IFRS;
- the presentation of five year historical information about pension schemes will be applied prospectively from the transition date;
- recognition of investments as financial assets or financial liabilities at fair value through profit or loss or as available-for-sale has been applied prospectively from the date of transition to IFRS;
- cumulative translation differences for all foreign operations have been deemed to be zero at the date of transition; and
- fair value of owner-occupied property at the date of transition to IFRS has been used as its deemed cost at that date.

The Group has taken advantage of the exemption available in IFRS 4 Insurance contracts on the need to disclose comparative information for the following:

- the process used to determine the assumptions;
- the effect of changes in assumptions used to measure insurance assets and liabilities; and
- reconciliations of changes in insurance assets and insurance liabilities.

The Group has also taken advantage of the provisions within IFRS 5 Non-current assets held-for-sale and discontinued operations to apply this standard to all non-current assets (or disposal groups) that meet the criteria to be classified as held-for-sale and operations that meet the criteria to be classified as discontinued before 1 January 2005.

2. First time adoption (continued)

2.1 Reconciliation of consolidated equity

	Ref.	31 Dec 2004 £m	30 Jun 2004 £m	1 Jan 2004 £m
Consolidated shareholders' equity as reported under UK GAAP		**1,837.7**	**1,838.9**	**1,689.1**
IFRS adjustments:				
Retirement benefits	1	(66.6)	(66.0)	(70.0)
Investment contract accounting	2	45.4	49.1	62.1
Valuation of investments	3	(6.3)	(8.3)	(9.6)
Insurance contract liabilities	4	4.6	4.5	5.4
Contingent capital	5	(199.3)	(152.1)	(59.9)
General insurance	6	2.3	3.5	4.7
Goodwill	7	18.9	9.4	-
Lease obligations and incentives	8	(3.2)	(3.4)	(3.6)
New subsidiaries	9	(14.7)	(7.2)	(5.7)
Impairment of Life Services business	10	(136.6)	-	-
Deferral of commissions income and expenses	11	(1.6)	(1.5)	(1.3)
Performance fee recognition	12	3.2	11.3	1.6
Deferred taxation	13	(8.8)	(7.7)	(5.8)
Consolidated shareholders' equity as reported under IFRS		**1,475.0**	**1,670.5**	**1,607.0**
Recognition of minority interest in new subsidiaries	9	334.0	429.9	299.4
Reclassification of minority interest	14	83.3	-	-
Consolidated equity as reported under IFRS		**1,892.3**	**2,100.4**	**1,906.4**

Explanation of material adjustments to consolidated equity

1. Under IFRS, the Group recognises the full net liability on its defined benefit pension scheme in the Consolidated Balance Sheet and takes all actuarial gains and losses through the Consolidated Statement of Recognised Income and Expense. In addition to this, the Group has revalued its unfunded pension scheme liabilities in accordance with IAS 19.

2. Contracts underwritten by insurance subsidiaries that do not meet the definition of an insurance contract under IFRS 4 have been accounted for as investment contracts in accordance with IAS 39. Under UK GAAP, such contracts were accounted for as insurance contracts. This has resulted in the release of reserves related to these contracts.

3. Under UK GAAP, Life Services' investments were stated at middle market value and Henderson Global Investors' investments were stated at cost. Under IFRS, investments have been revalued to fair value.

4. The reduction in the value of investments arising from the change in valuation basis (see above) has resulted in a decrease in insurance contract liabilities.

2. First time adoption (continued)

2.1 Reconciliation of consolidated equity (continued)

Explanation of material adjustments to consolidated equity (continued)

5. The policyholder funds of National Provident Life Limited and London Life Limited have received contingent loans from their respective parent undertakings, NP Life Holdings Limited and London Life Holdings Limited. Under UK GAAP, the long-term insurance contract liabilities are adjusted for the difference arising on consolidation between the carrying value of the contingent loan liability in the relevant life company (which is determined by the approach used to set the long term insurance contract liabilities in those companies) and the valuation of the contingent loans by the shareholder (representing the best estimate of the Directors of the amounts that will be recoverable from the policyholder funds, based on the market-consistent Embedded Values of the relevant life companies). On adoption of IFRS the IFRS basis consolidation difference has been written off through the income statement.

6. Accounting for general insurance in accordance with IFRS 4 resulted in the release of an equalisation provision established in accordance with the requirements of the Integrated Prudential Sourcebook for Insurers under UK GAAP.

7. In accordance with the transitional provisions of IFRS 1, the Group has chosen to apply IFRS 3 prospectively. This has resulted in the value of goodwill arising from previous acquisitions remaining at the UK GAAP value as at 1 January 2004 and the reversal of amortisation charged in 2004. Goodwill is then subject to impairment review in accordance with IFRS 3 annually and more frequently where there are indications that the carrying value may not be recoverable.

8. Under IFRS, the Group amortises lease incentives received over the term of the lease rather than over the period to the first rental review. Also, the Group has reclassified certain operating leases as finance leases under IAS 17.

9. Application of IAS 27 has resulted in a number of PLPs, OEICs, unit trusts and private equity investments being consolidated. This has resulted in the Consolidated Balance Sheet recording an additional loss as the fair value of the investment has been replaced by their net assets. A minority interest within Consolidated Equity has also been recognised.

10. The net assets of the Life Services business, classified as a disposal group held for sale at 31 December 2004 in accordance with IFRS 5, have been impaired at this date to the fair value of consideration received less costs to sell.

11. In accordance with IAS 18, initial commission income and expenses in respect of investment products have been recognised over the estimated lifespan of the product to which they relate. IAS 1 also requires that commission income and expenses be shown gross in the income statement. These balances have been grossed up, but do not impact the equity position of the Group.

12. Under UK GAAP, performance fees were recognised on investment management contracts in the period in which the performance fee was formally agreed as payable by the fund boards or trustees. To comply with IAS 18, performance fees have been recognised when the prescribed performance hurdles have been achieved and it is probable that the fee will result.

13. The net effect of the above adjustments resulted in an increase in the deferred tax liability carried under IAS 12 in the Consolidated Balance Sheet. In addition to this, the discount recognised to reflect the time value of money on deferred tax assets and liabilities under UK GAAP has been reversed under IFRS.

14. Minority interests have been reclassified under IFRS as equity.

2. First time adoption (continued)

2.2 Reconciliation of consolidated (loss)/profit

	Ref.	12 months 2004 £m	6 months 2004 £m
Profit on ordinary activities after taxation as reported under UKGAAP		**42.2**	**37.9**
IFRS adjustments:			
Retirement benefits	1	28.7	12.0
Investment contract accounting	2	(16.7)	(13.0)
Valuation of investments	3	0.7	0.8
Insurance contract liabilities	4	(0.8)	(0.9)
Contingent capital	5	(139.4)	(92.2)
General insurance	6	(2.4)	(1.2)
Goodwill	7	18.9	9.4
Lease obligations and incentives	8	0.4	0.2
New subsidiaries and recognition of minority interest in new subsidiaries	9	33.9	44.5
Impairment of Life Services business	10	(136.6)	-
Deferral of commissions income and expenses	11	(0.3)	(0.2)
Performance fee recognition	12	1.6	9.7
Deferred taxation	13	(3.4)	(1.9)
(Loss)/profit after tax from all operations as reported under IFRS		**(173.2)**	**5.1**

Explanation of material adjustments to consolidated (loss)/profit

1. Under IFRS, the Group recognises the full net liability on its defined benefit pension scheme in the Consolidated Balance Sheet and takes all actuarial gains and losses through the Consolidated Statement of Recognised Income and Expense. In addition to this, the Group has also revalued its unfunded pension scheme liabilities in accordance with IAS 19.

2. Contracts underwritten by insurance subsidiaries that do not meet the definition of an insurance contract under IFRS 4 have been accounted for as investment contracts in accordance with IAS 39. Under UK GAAP, such contracts are accounted for as insurance contracts. This has resulted in the release of reserves related to these contracts.

3. Under UK GAAP Life Services' investments were stated at middle market value and Henderson Global Investors' investments were stated at cost. Under IFRS investments have been revalued to fair value.

4. The reduction in the value of investments arising from the change in valuation basis (see above) has resulted in a decrease in insurance contract liabilities.

5. The policyholder funds of National Provident Life Limited and London Life Limited have received contingent loans from their respective parent undertakings, NP Life Holdings Limited and London Life Holdings Limited. Under UK GAAP, the long-term insurance contract liabilities are adjusted for the difference arising on consolidation between the carrying value of the contingent loan liability in the relevant life company (which is determined by the approach used to set the long term insurance contract liabilities in those companies) and the valuation of the contingent loans by the shareholder (representing the best estimate of the Directors of the amounts that will be recoverable from the policyholder funds, based on the market-consistent Embedded Values of the relevant life companies). On adoption of IFRS the IFRS-basis consolidation difference has been written off through the income statement.

6. Accounting for general insurance in accordance with IFRS 4 resulted in the release of an equalisation provision established in accordance with the requirements of the Integrated Prudential Sourcebook for Insurers under UK GAAP.

2. First time adoption (continued)

2.2 Reconciliation of consolidated (loss)/profit (continued)

Explanation of material adjustments to consolidated (loss)/profit (continued)

7. In accordance with the transitional provisions of IFRS 1, the Group has chosen to apply IFRS 3 prospectively. This has resulted in the value of goodwill arising from previous acquisitions remaining at the UK GAAP value as at 1 January 2004 and the reversal of amortisation charged in 2004. Goodwill is then subject to impairment review in accordance with IFRS 3 annually and more frequently where there are indications that the carrying value may not be recoverable.

8. Under IFRS, the Group amortises lease incentives received over the term of the lease rather than over the period to the first rental review. Also, the Group has reclassified certain operating leases as finance leases under IAS 17.

9. Application of IAS 27 has resulted in a number of PLPs, OEICs, unit trusts and private equity investments being consolidated. This has resulted in the Consolidated Balance Sheet recording an additional loss as the fair value of investment has been replaced by their net assets. An additional loss attributable to minority interests has also been recognised.

10. The net assets of the Life Services business classified as a disposal group held for sale at 31 December 2004 in accordance with IFRS 5 have been impaired at this date to the fair value of consideration received less costs to sell.

11. In accordance with IAS 18 initial commission income and expenses in respect of investment products have been recognised over the estimated lifespan of the product to which they relate. IAS 1 also requires that commission income and expenses be shown in the Consolidated Income Statement. These balances have been grossed up, but do not impact the equity position of the Group.

12. Under UK GAAP, performance fees were recognised on investment management contracts in the period in which the performance fee was formally agreed as payable by the fund boards or trustees. To comply with IAS 18, performance fees have been recognised when the prescribed performance hurdles have been achieved and it is probable that the fee will result.

13. The net effect of the above adjustments resulted in an increase in the deferred tax liability carried under IAS 12 in the Consolidated Balance Sheet. In addition to this, the discount recognised to reflect the time value of money on deferred tax assets and liabilities under UK GAAP has been reversed under IFRS.

2.3 Reconciliation of consolidated cash flow statement

For the year ended 31 December 2004

	As reported under UK GAAP	Include policyholder cash flows (note 1)	Other (note 2)	As reported under IFRS
	£m	£m	£m	£m
Net cash flows from operating activities	34.7	(1,159.1)	-	(1,124.4)
Net cash flows from investing activities	(135.9)	(1,649.7)	(190.5)	(1,976.1)
Net cash flows from financing activities	107.6	2,392.6	-	2,500.2
Effects of exchange rate changes	-	(42.4)	0.2	(42.2)
Net increase/(decrease) in cash and cash equivalents	6.4	(458.6)	(190.3)	(642.5)

2. First time adoption (continued)

2.3 Reconciliation of consolidated cash flow statement (continued)

For the half year ended 30 June 2004

	As reported under UK GAAP £m	Include policyholder cash flows (note 1) £m	Other (note 2) £m	As reported under IFRS £m
Net cash flows from operating activities	(116.9)	(483.8)	-	(600.7)
Net cash flows from investing activities	50.5	(1,915.6)	(62.8)	(1,927.9)
Net cash flows from financing activities	112.0	216.1	-	328.1
Effects of exchange rate changes	-	(54.9)	0.1	(54.8)
Net increase/(decrease) in cash and cash equivalents	45.6	(2,238.2)	(62.7)	(2,255.3)

Explanation of material adjustments to the consolidated cash flow statement

1. The Cash Flow Statement prepared under IFRS includes all long-term business cash transactions, which were excluded under UK GAAP.

2. Under IFRS, cash equivalents include short term highly liquid investments with a maturity of 90 days or less from the date of acquisition. Under UK GAAP, such assets were reported in other financial assets and the corresponding cash flows presented within investing activities.

3. Segmental information

3.1 Group operating income and net assets – continuing operations

Henderson Global Investors

Henderson Global Investors is an investment manager, operating throughout Europe, with operations in North America and Asia. It manufactures a broad range of actively managed investment products for institutional and retail investors, across multiple asset classes including equities, fixed income, private equity and property and also manages the assets of Pearl Group Limited.

Towry Law UK

Towry Law is a UK-based independent financial advisory (IFA) business. Towry Law does not manufacture its own products, but provides its clients with independent advice on pensions, investments, insurance and mortgages manufactured by other companies.

The Group accounts for inter-segment transfers of investment service fees and service company fees as if the transactions were with third parties at arm's length.

3.2 Reconciliation of income statement by business segment to total income statement

A separate reconciliation of the income statement by business segment to the segmental analysis included within the Review of Operations and Financial Review (OFR) is included in section 3.3.

For the half year ended 30 June 2005

	Henderson Global Investors	Towry Law	Business segment total	Unallocated corporate costs	Income Statement total
	£m	£m	£m	£m	£m
Income					
Total fee and commission income	126.0	19.6	145.6	(0.2)	145.4
Finance income	8.2	0.1	8.3	8.8	17.1
Total income	**134.2**	**19.7**	**153.9**	**8.6**	**162.5**
Inter-segment transactions	-	-	-	-	-
Commissions payable on sales	(4.9)	-	(4.9)	-	(4.9)
Net fee and commission income	**129.3**	**19.7**	**149**	**8.6**	**157.6**
Expenses					
- Administration costs	(89.8)	(17.6)	(107.4)	(7.6)	(115.0)
- Other charges	(1.5)	(0.5)	(2.0)	-	(2.0)
Total expenses	**(91.3)**	**(18.1)**	**(109.4)**	**(7.6)**	**(117.0)**
Finance costs	-	-	-	**(3.6)**	**(3.6)**
Net profit/(loss) before tax from continuing operations	**38.0**	**1.6**	**39.6**	**(2.6)**	**37.0**
Supplementary segment information					
Depreciation and amortisation of segment assets	1.5	0.5	2.0	-	2.0
Non-cash expenses other than depreciation	4.9	0.3	5.2	-	5.2
	6.4	0.8	7.2	-	7.2

3. Segmental information (continued)

3.2 Reconciliation of income statement by business segment to total income statement (continued)

For the half year ended 30 June 2004

	Henderson Global Investors	Towry Law	Business segment total	Unallocated corporate costs	Income Statement total
	£m	£m	£m	£m	£m
Income					
Total fee and commission income	136.1	19.3	155.4	(0.1)	155.3
Investment income	2.7	-	2.7	6.7	9.4
Total income	**138.8**	**19.3**	**158.1**	**6.6**	**164.7**
Inter-segment transactions	*23.1*	-	*23.1*	*5.0*	*28.1*
Commissions payable on sales	(11.1)	-	(11.1)	-	(11.1)
Net fee and commission income	**127.7**	**19.3**	**147**	**6.6**	**153.6**
Expenses					
- Administration costs	(91.1)	(18.5)	(109.6)	(8.0)	(117.6)
- Other charges	(2.1)	(0.9)	(3.0)	0.6	(2.4)
Total expenses	**(93.2)**	**(19.4)**	**(112.6)**	**(7.4)**	**(120.0)**
Finance costs	-	-	-	**(4.9)**	**(4.9)**
Net profit/(loss) before tax from continuing operations	**34.5**	**(0.1)**	**34.4**	**(5.7)**	**28.7**
Supplementary segment information					
Depreciation and amortisation of segment assets	2.1	0.9	3.0	-	3.0
Non-cash expenses other than depreciation	9.9	10.2	20.1	-	20.1
	12.0	11.1	23.1	-	23.1

3. Segmental information (continued)

3.2 Reconciliation of income statement by business segment to total income statement (continued)

For the year ended 31 December 2004

	Henderson Global Investors	Towry Law	Business segment total	Unallocated corporate costs	Income Statement total
	£m	£m	£m	£m	£m
Income					
Total fee and commission income	257.5	37.3	294.8	(0.3)	294.5
Investment income	7.1	0.1	7.2	15.0	22.2
Total income	**264.6**	**37.4**	**302.0**	**14.7**	**316.7**
Inter-segment transactions	*47.4*	-	*47.4*	*10.2*	*57.6*
Commissions payable on sales	(22.3)	-	(22.3)	-	(22.3)
Net fee and commission income	**242.3**	**37.4**	**279.7**	**14.7**	**294.4**
Expenses					
- Administration costs	(187.1)	(38.4)	(225.5)	(0.6)	(226.1)
- *Other charges*	(5.4)	(2.5)	(7.9)	-	(7.9)
Total expenses	**(192.5)**	**(40.9)**	**(233.4)**	**(0.6)**	**(234.0)**
Finance costs	**(0.4)**	**(0.1)**	**(0.5)**	**(10.5)**	**(11.0)**
Net profit/(loss) before tax from continuing operations	**49.4**	**(3.6)**	**45.8**	**3.6**	**49.4**
Recurring profit	*55.8*	-	*55.8*	*3.4*	*59.2*
Non-recurring loss	*(6.4)*	*(3.6)*	*(10.0)*	*0.2*	*(9.8)*
Supplementary segment information					
Depreciation and amortisation of segment assets	5.4	2.4	7.8	-	7.8
Non-cash expenses other than depreciation	28.2	18.1	46.3	-	46.3
	33.6	20.5	54.1	-	54.1

Non-recurring loss of £9.8m above comprises £8.4m of administration costs associated with the restructure of Henderson Global Investors and the UK operation of Towry Law and £1.4m of other charges reflecting the impairment of goodwill in Towry Law Mortgage Services Limited.

3. Segmental information (continued)

3.3 Reconciliation of income statement by business segment to the Review of Operations and Financial Review (OFR)

Certain adjustments are required to reconcile from the segmental analysis shown in 3.2 to the OFR. These are set out below:

Ref.

1. Unallocated corporate costs have been shown net of the return earned on corporate cash in the segmental analysis above, but are stated gross of the return on corporate cash in the OFR.

2. Certain intra-business unit adjustments or adjustments between business units and corporate, are no longer possible as they reallocate income and expense items between continuing and discontinued operations. Such reallocations are not permitted under IFRS 5, and therefore create reconciling differences between the segmental analysis shown above and that in the OFR.

3. Impairment and restructure costs treated as exceptional for management reporting purposed have been included within the segmental analysis of costs, having not met the statutory accounting criteria to be classed as exceptional items.

For the half year ended 30 June 2005

	Ref.	Henderson Global Investors	Towry Law	Business segment total	Re-analyse corporate and pension costs
		£m	£m	£m	£m
Net profit/(loss) before tax from continuing operations		38.0	1.6	39.6	(2.6)
Gross up expenses for corporate cash returns	1	-	-	-	(4.6)
Net profit/(loss) before tax from continuing operations		38.0	1.6	39.6	(7.2)

For the half year ended 30 June 2004

	Ref.	Henderson Global Investors	Towry Law	Business segment total	Re-analyse corporate and pension costs
		£m	£m	£m	£m
Net profit/(loss) before tax from continuing operations		34.5	(0.1)	34.4	(5.7)
Gross up expenses for corporate cash returns	1	-	-	-	(1.5)
Adjustments with discontinued operations	2	1.7	-	-	(0.9)
Net profit/(loss) before tax from continuing operations		36.2	(0.1)	34.4	(8.1)

For the year ended 31 December 2004

	Ref.	Henderson Global Investors	Towry Law	Business segment total	Re-analyse corporate and pension costs
		£m	£m	£m	£m
Net profit/(loss) before tax from continuing operations		49.4	(3.6)	45.8	3.6
Gross up expenses for corporate cash returns	1	-	-	-	(4.5)
Adjustments with discontinued operations	2	1.7	-	-	(16.7)
Items treated as exceptional in OFR	3	6.4	3.4	-	2.0
Net profit/(loss) before tax from continuing operations		57.5	(0.2)	45.8	(15.6)

3. Segmental information (continued)

3.4 Summarised balance sheet by business segment

At 30 June 2005

	Henderson Global Investors £m	Towry Law £m	Other £m	Eliminations £m	Total £m
Segment assets – intangible assets	226.3	21.5	-	-	247.8
Segment assets – other	394.6	49.6	-	-	444.2
Unallocated assets	-	-	264.3	-	264.3
Tax assets	26.4	-	-	-	26.4
Total assets	**647.3**	**71.1**	**264.3**	**-**	**982.7**
Segment liabilities	224.9	46.5	-	0.2	271.6
Unallocated liabilities	-	-	47.1	-	47.1
Tax liabilities	30.9	(0.6)	13.9	-	44.2
Total liabilities	**255.8**	**45.9**	**61.0**	**0.2**	**362.9**
Net assets	**391.5**	**25.2**	**203.3**	**(0.2)**	**619.8**

At 30 June 2004

	Henderson Global Investors £m	Towry Law £m	Life Services £m	Other £m	Eliminations £m	Total £m
Segment assets – intangible assets	227.5	21.5	43.5	-	-	292.5
Segment assets – other	343.4	34.4	29,455.9	-	(17.5)	29,816.2
Unallocated assets	-	-	-	104.9	-	104.9
Tax assets	7.8	-	26.1	-	-	33.9
Total assets	**578.7**	**55.9**	**29,525.5**	**104.9**	**(17.5)**	**30,247.5**
Segment liabilities	198.3	34.8	27,758.5	-	-	27,991.6
Unallocated liabilities	-	-	-	45.3	(17.0)	28.3
Tax liabilities	23.2	0.2	99.5	4.3	-	127.2
Total liabilities	**221.5**	**35.0**	**27,858.0**	**49.6**	**(17.0)**	**28,147.1**
Net assets	**357.2**	**20.9**	**1,667.5**	**55.3**	**(0.5)**	**2,100.4**

3. Segmental Information (continued)

3.4 Summarised balance sheet by business segment (continued)

At 31 December 2004

	Henderson Global Investors £m	Towry Law £m	Other £m	Eliminations £m	Total £m
Segment assets – intangible assets	227.5	21.5	-	-	249.0
Segment assets – other	313.6	34.8	-	(0.2)	348.2
Unallocated assets	-	-	129.1	-	129.1
Assets held for sale	-	-	31,879.1	-	31,879.1
Tax assets	10.2	-	-	-	10.2
Total assets	**551.3**	**56.3**	**32,008.2**	**(0.2)**	**32,615.6**
Segment liabilities	198.2	33.4	-	-	231.6
Unallocated liabilities	-	-	85.7	(26.7)	59.0
Liability relating to disposal group classified as held for sale	-	-	30,405.4	-	30,405.4
Tax liabilities	17.2	(0.5)	10.6	-	27.3
Total liabilities	**215.4**	**32.9**	**30,501.7**	**(26.7)**	**30,723.3**
Net assets	**335.9**	**23.4**	**1,506.5**	**26.5**	**1,892.3**

3.5 Geographical segment

For the half year ended 30 June 2005

	United Kingdom £m	Europe £m	United States £m	Other overseas £m	Total £m
Total income	141.2	4.8	8.2	3.4	157.6
Total expenses	(103.6)	(3.8)	(7.0)	(2.6)	(117.0)
Finance costs	(3.6)	-	-	-	(3.6)
Operating segment result	**34.0**	**1.0**	**1.2**	**0.8**	**37.0**
Segment assets	870.7	89.5	8.9	13.6	982.7
Segment liabilities	(342.2)	(15.1)	(2.7)	(2.9)	(362.9)
Net assets	**528.5**	**74.4**	**6.2**	**10.7**	**619.8**
Supplementary segment information					
Capital expenditure:					
- Intangible assets	-	-	-	-	-
- Property, plant and equipment	0.8	-	0.2	-	1.0

3. Segmental Information (continued)

3.5 Geographical segment (continued)

For the half year ended 30 June 2004

	United Kingdom £m	Europe £m	United States £m	Other overseas £m	Total £m
Total income	140.8	3.6	3.0	6.2	153.6
Total expenses	(105.0)	(4.1)	(3.6)	(7.3)	(120.0)
Finance costs	(4.9)	-	-	-	(4.9)
Operating segment result	**30.9**	**(0.5)**	**(0.6)**	**(1.1)**	**28.7**
Segment assets	30,185.1	38.3	10.9	13.2	30,247.5
Segment liabilities	(28,140.7)	1.3	(2.5)	(5.2)	(28,147.1)
Net assets	**2,044.4**	**39.6**	**8.4**	**8.0**	**2,100.4**
Supplementary segment information					
Capital expenditure:					
- Intangible assets	-	-	-	-	-
- Property, plant and equipment	0.4	0.2	-	-	0.6

For the year ended 31 December 2004

	United Kingdom £m	Europe £m	United States £m	Other overseas £m	Total £m
Total income	279.1	(3.7)	12.2	6.8	294.4
Total expenses	(204.4)	(8.7)	(15.0)	(5.9)	(234.0)
Finance costs	(11.0)	-	-	-	(11.0)
Operating segment result	**63.7**	**(12.4)**	**(2.8)**	**0.9**	**49.4**
Segment assets	32,566.8	25.3	10.0	13.5	32,615.6
Segment liabilities	(30,710.6)	(4.3)	(4.2)	(4.2)	(30,723.3)
Net assets	**1,856.2**	**21.0**	**5.8**	**9.3**	**1,892.3**
Supplementary segment information					
Capital expenditure:					
- Intangible assets	1.6	-	-	-	1.6
- Property, plant and equipment	2.4	-	0.1	0.1	2.6

4. Earnings per share

4.1 From all operations

4.1.1 Earnings

	30 Jun 2005 £m	30 Jun 2004 £m	31 Dec 2004 £m
Earnings for the purposes of basic and diluted earnings per share being net profit/(loss) attributable to equity holders of the parent	27.2	(40.9)	(220.1)

4.1.2 Number of shares

	30 Jun 2005 millions	30 Jun 2004 millions	31 Dec 2004 millions
Weighted average number of ordinary shares for the purposes of basic earnings per share	2,128.7	2,584.3	2,645.6
Effect of dilutive potential ordinary shares:			
- Share options	6.4	10.7	8.4
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**2,135.1**	**2,595.0**	**2,654.0**

4.1.3 Earnings per share

	30 Jun 2005 pence	30 Jun 2004 pence	31 Dec 2004 pence
Basic	1.3	(1.6)	(8.3)
Diluted	1.3	(1.6)	(8.3)

4.2 From continuing operations

4.2.1 Earnings

	30 Jun 2005 £m	30 Jun 2004 £m	31 Dec 2004 £m
Net profit/(loss) attributable to equity holders of the parent	27.2	(40.9)	(220.1)
Adjustments to exclude net loss after tax from discontinued operations	6.7	12.4	217.5
Adjustments to exclude net loss after tax from eliminations	-	1.8	1.8
Adjustment to exclude net (loss)/profit after tax from discontinued operations attributable to minority interest	(3.5)	46.0	46.9
Earnings from continuing operations for the purpose of basic earnings per share excluding discontinued operations	**30.4**	**19.3**	**46.1**

4.2.2 Earnings per share

	30 Jun 2005 pence	30 Jun 2004 pence	31 Dec 2004 pence
Basic	1.5	0.7	1.7
Diluted	1.5	0.7	1.7

4.3 From discontinued operations

4.3.1 Earnings per share

	30 Jun 2005 pence	30 Jun 2004 pence	31 Dec 2004 pence
Basic	(0.2)	(2.2)	(9.9)
Diluted	(0.2)	(2.2)	(9.9)

4. Earnings per share (continued)

4.4 From eliminations

4.4.1 Earnings per share

	30 Jun 2005 pence	30 Jun 2004 pence	31 Dec 2004 pence
Basic	-	(0.1)	(0.1)
Diluted	-	(0.1)	(0.1)

5. Disposals of subsidiaries

5.1 (Loss)/gain on disposal of discontinued operations

	30 Jun 2005 £m	30 Jun 2004 £m	31 Dec 2004 £m
(Loss)/gain on disposal of discontinued operations	(18.6)	11.3	13.1
Net (loss)/gain after tax on disposal of discontinued operations	(18.6)	11.3	13.1

The pre-tax (loss)/gain recognised on disposals is analysed as follows:

	30 Jun 2005 £m	30 Jun 2004 £m	31 Dec 2004 £m
Virgin Money Group Limited	-	18.5	18.5
Towry Law International	-	(7.2)	(8.4)
Cogent	-	-	3.0
Life Services business	(18.6)	-	-
	(18.6)	11.3	13.1

5.2 Life Services

On 9 December 2004, HHG PLC (now known as Henderson Group plc), together with subsidiary companies, entered into an agreement to sell the Life Services business owned by Pearl Group Limited (a direct subsidiary of Henderson Group plc) to Life Company Investor Group (now known as Pearl Group Limited). Following shareholder approval obtained at an Extraordinary General Meeting and regulatory approval given by the FSA, the completion date of the disposal was 13 April 2005.

The Life Services business comprised principally the life insurance and pensions books of Pearl Assurance, London Life, National Provident Life and NPI, which are effectively closed to new business, various unit-linked life insurance companies and HHG Services Limited, which provides administrative services to these businesses. All of these entities were directly or indirectly owned by Pearl Assurance Group Holdings Limited, 100% of whose issued share capital was sold by Pearl Group Limited.

5. Disposals of subsidiaries (continued)

5.2. Life Services business (continued)

The transaction resulted in a loss on disposal of £18.6m calculated as follows:

	£m
Sale proceeds	1,079.3
Less: professional fees	20.5
	1,058.8
Net assets disposed of	(1,077.4)
Pre-tax loss on disposal	(18.6)
Post-tax loss on disposal	(18.6)

	£m
Cash received from disposal of Life Services business:	
Total proceeds from the Sale	1,070.2
Less: cash and cash equivalents of subsidiaries sold	(4,336.8)
Net cash outflow on disposal	(3,266.6)

Aggregate assets and liabilities of Life Services at the date of disposal:

	£m
Assets	
Intangible assets	66.2
Deferred acquisition costs	107.4
Property, plant and equipment	69.8
Investment property	1,995.0
Deferred tax receivables	27.2
Reinsurance assets	273.9
Inventories	6.0
Other financial assets	24,729.1
Current tax assets	4.1
Trade and other receivables	622.0
Cash and cash equivalents	4,336.8
Total assets	**32,237.5**
Equity	
Minority interest	**468.8**
Liabilities	
Deferred tax liabilities	82.5
Total borrowings	1,285.9
Net asset value attributable to unit holders	2,961.7
Investment contract liabilities	4,161.5
Insurance contract liabilities	21,494.0
Retirement benefit obligations	41.3
Provisions	83.0
Trade and other payables	581.4
Total liabilities	**30,691.3**
Net assets	**1,077.4**

5. Disposals of subsidiaries (continued)

5.3 Gain/(loss) on adjustment to fair value less costs to sell the Life Services business

	30 June 2005	30 June 2004	31 Dec 2004
	£m	£m	£m
Life Services business	-	-	(183.2)

The Life Services business loss arising in the 12 months to 31 December 2004 comprised an impairment loss of £175.7m reflecting the write down of net assets of the Life Services business to the fair value of the consideration received less costs to sell and £7.5m of associated committed transaction costs at 31 December 2004 recognised by the Company. A cash outflow of £2.4m arose in respect of this in 2004. The impairment loss of £175.7m was recognised against the following assets:

	£m
Goodwill	83.1
Other intangible assets	59.3
PVIF	10.0
Property, plant and equipment	14.8
Inventories	4.6
Prepayments	3.9
	175.7

6. Discontinued operations

6.1 Profit/(loss) from discontinued operations

	30 June 2005	30 June 2004	31 Dec 2004
	£m	£m	£m
Income			
Fee and commission income	71.1	67.9	95.4
Premiums written net of reinsurance	162.4	365.2	747.9
Investment income	386.8	660.7	2,461.0
	620.3	**1,093.8**	**3,304.3**
Expenses			
- Acquisition costs	(7.9)	(22.9)	(46.3)
- Administration costs	(69.6)	(64.0)	(205.4)
- Other charges	(1.6)	(2.2)	(15.0)
	(79.1)	(89.1)	(266.7)
Expenses for policyholder claims and benefits (including change in insurance liabilities)	(216.7)	(505.0)	(2,372.8)
Claims recoveries from reinsurers	0.3	2.6	6.6
Change in investment contract provisions	(143.8)	(99.1)	(569.2)
Finance costs	(158.3)	(398.4)	(55.4)
Net profit before tax from discontinued operations	**22.7**	**4.8**	**46.8**
Tax on the results of discontinued operations	(4.8)	(6.7)	(46.8)
Net profit/(loss) after tax from discontinued operations	**17.9**	**(1.9)**	**-**

All operating profit for the half year ended 30 June 2005 related to the Life Services business and arose in the UK.

6. Discontinued operations (continued)

6.2 Discontinued Income Statement by business segment

For the half year ended 30 June 2004

	Life Services	Towry Law International	Virgin Money Group Limited	Discontinued operations	Eliminations	Total
	£m	£m	£m	£m	£m	£m
Income						
Fee and commission income	64.5	4.3	-	68.8	(0.9)	67.9
Premiums written net of reinsurance	365.2	-	-	365.2	-	365.2
Finance income	666.8	-	0.6	667.4	(6.7)	660.7
Total income	**1,096.5**	**4.3**	**0.6**	**1,101.4**	**(7.6)**	**1,093.8**
Expenses						
Acquisition costs	(22.9)	-	-	(22.9)	-	(22.9)
Administration costs	(82.7)	(4.8)	-	(87.5)	23.5	(64.0)
Other charges	(2.2)	-	-	(2.2)	-	(2.2)
Expenses for policyholder claims and benefits	(502.4)	-	-	(502.4)	-	(502.4)
Changes in investment contract provisions	(99.1)	-	-	(99.1)	-	(99.1)
Total expenses	**(709.3)**	**(4.8)**	**-**	**(714.1)**	**23.5**	**(690.6)**
Finance costs	**(404.3)**	**-**	**-**	**(404.3)**	**5.9**	**(398.4)**
Net (loss)/profit before tax from discontinued operations	**(17.1)**	**(0.5)**	**0.6**	**(17.0)**	**21.8**	**4.8**
Supplementary segment information						
Depreciation and amortisation of segment assets	(2.2)	-	-	(2.2)	-	(2.2)
Non-cash expenses other than depreciation - Provisions	3.0	-	-	3.0	-	3.0

Geographical segments

	United Kingdom £m	Europe £m	United States £m	Other overseas £m	Total £m
Total income	1,089.5	-	-	4.3	1,093.8
Total expenses	(685.8)	-	-	(4.8)	(690.6)
Finance costs	(398.4)	-	-	-	(398.4)
Operating segment result	5.3	-	-	(0.5)	4.8

6. Discontinued operations (continued)

6.2 Discontinued Income Statement by business segment (continued)

For the year ended 31 December 2004

	Life Services £m	Towry Law International £m	Virgin Money Group Limited £m	Discontinued operations £m	Eliminations £m	Total £m
Income						
Fee and commission income	92.5	4.3	-	96.8	(1.4)	95.4
Premiums written net of reinsurance	747.9	-	-	747.9	-	747.9
Finance income	2,453.5	-	0.6	2,454.1	6.9	2,461.0
Total income	**3,293.9**	**4.3**	**0.6**	**3,298.8**	**5.5**	**3,304.3**
Expenses						
Acquisition costs	(46.3)	-	-	(46.3)	-	(46.3)
Administration costs	(197.1)	(39.8)	-	(236.9)	31.5	(205.4)
Other charges	(15.0)	-	-	(15.0)	-	(15.0)
Expenses for policyholder claims and benefits	(2,366.2)	-	-	(2,366.2)	-	(2,366.2)
Changes in investment contract provisions	(569.2)	-	-	(569.2)	-	(569.2)
Total expenses	**(3,193.8)**	**(39.8)**	**-**	**(3,233.6)**	**31.5**	**(3,202.1)**
Finance costs	**(65.8)**	**-**	**-**	**(65.8)**	**10.4**	**(55.4)**
Net profit/(loss) before tax from discontinued operations	**34.3**	**(35.5)**	**0.6**	**(0.6)**	**47.4**	**46.8**
Supplementary segment information						
Depreciation and amortisation of segment assets	(15.0)	-	-	(15.0)	-	(15.0)
Non-cash expenses other than depreciation - Provisions	8.0	(35.0)	-	(27.0)	-	(27.0)

Geographical segments

	United Kingdom £m	Europe £m	United States £m	Other overseas £m	Total £m
Total income	3,300.0	-	-	4.3	3,304.3
Total expenses	(3,162.3)	-	-	(39.8)	(3,202.1)
Finance costs	(55.4)	-	-	-	(55.4)
Operating segment result	82.3	-	-	(35.5)	46.8

6. Discontinued operations (continued)

6.3 Statement of Recognised Income and Expense from discontinued operations

The following income and expense were recognised directly in equity relating to discontinued operations.

	30 Jun 2005	30 June 2004	31 Dec 2004
	£m	£m	£m
Exchange difference on translation of foreign operations	(0.4)	-	-
Gains on revaluation of available-for-sale investments	-	0.6	1.4
Actuarial gains/(losses) on pension schemes	0.2	(7.2)	(20.2)
Transfer to profit or loss on sale of available-for-sale investments	3.4	-	-
Total income/(expense) recognised directly in equity	3.2	(6.6)	(18.8)

6.4 Cash flows from discontinued operations

	30 Jun 2005	30 June 2004	31 Dec 2004
	£m	£m	£m
Net cash flows from operating activities	(296.9)	(596.9)	(1,104.2)
Net cash flows from investing activities	819.7	(1,854.2)	(1,816.9)
Net cash flows from financing activities	630.9	220.0	2,290.1
	1,153.7	(2,231.1)	(631.0)

7. Reconciliation of movement in equity

	30 Jun 2005	31 Dec 2004	30 Jun 2004
	£m	£m	£m
Equity at 1 January	1,892.3	1,906.4	1,906.4
Total recognised income and expense attributable to equity holders of the parent	20.2	(244.3)	(49.5)
Increase in own shares held	(9.7)	(4.0)	(2.3)
Proceeds from capital raising	-	114.7	114.7
Issue of shares for the Sharesave scheme	0.2	-	-
Return of cash to shareholders	(775.3)	-	-
Reduction in investor base	(95.2)	-	-
Movement in equity-settled share scheme expenses	4.6	1.6	0.6
Movement in minority interest	(417.3)	117.9	130.5
Equity at 30 June/31 December	619.8	1,892.3	2,100.4

During 2005 the Company issued 377,538 shares of 10 pence each to certain employees leaving the Group who participated in the Sharesave scheme for an aggregate consideration of £157,056.

Following the disposal of the Life Services business on 13 April 2005, £775.3m of the sales proceeds received were returned to shareholders in exchange for the cancellation of 1,409,633,940 shares. This return of cash reduced share capital by £141.0m and the share premium account by £634.3m.

A further £95.2m of the sales proceeds received from the disposal of the Life Services business was used to cash out the remaining holdings of shareholders with fewer than 1,041 shares. This resulted in the cancellation of a further 148,769,481 shares, reducing share capital by £14.9m and the share premium account by £80.3m.

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Henderson Group plc, it is the opinion of the Directors that:

- the financial statements and notes of the consolidated entity set out on pages 14 to 47:
  - give a true and fair view (as set out in section 305 of the Australian Corporations Act 2001) of the consolidated entity's financial position as at 30 June 2005 and of its performance for the half year ended on that date; and
  - have been prepared in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed; and
- there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Roger Yates

Chief Executive

24 August 2005

Henderson Group plc has chosen to publish a half-yearly report (the Interim Statement) on its activities and financial information covering the first six months of its financial year as an advertisement in a national newspaper (The Financial Times). The Interim Statement includes summarised information extracted from this report (the Announcement of 2005 Interim Results). The Interim Statement has been subject to review. The independent review report to Henderson Group plc on the Interim Statement is reproduced below:

INDEPENDENT REVIEW REPORT TO HENDERSON GROUP PLC

Introduction

We have been instructed by the Company to review the financial information for the half year ended 30 June 2005 which comprises the Summarised Consolidated Income Statement, Consolidated Statement of Recognised Income and Expense, Summarised Consolidated Balance Sheet, Reconciliation of Movement in Shareholders' Equity for the continuing operations and the Summarised Consolidated Cash Flow Statement. We have read the other information contained in the interim statement and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The Interim Statement, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Statement in accordance with the Listing Rules of the Financial Services Authority.

The accounting policies are consistent with those that the Directors intend to use in the next financial statements. There is, however, a possibility that the Directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRS adopted for use by the European Union. This is because, as disclosed, the directors have anticipated that revised IAS 19, which has yet to be formally adopted for use in the EU will be so adopted in time to be applicable to the next annual financial statements.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

Ernst & Young LLP
Registered Auditor, London
24 August 2005

DETAILS OF MOVEMENTS IN CONTROLLED ENTITIES

The total contribution to net profit after taxation attributable to shareholders of Henderson Group plc from controlled entities gained or lost on 13 April 2005 from the sale of the Life Services business is set out in notes 5 and 6 to the accounts. The contributions to net profit after taxation attributable to shareholders from all other controlled entities gained or lost during the period are not material.

Controlled entities gained during first half 2005

Name of entity	Date control gained over entity
Henderson Fund Management (Luxembourg) SA	18 February 2005
Henderson Buchanan plc	13 April 2005
Henderson BRLP1 Limited	13 April 2005
Henderson BRLP2 Limited	13 April 2005
Henderson BRLP3 Limited	13 April 2005

Controlled entities lost during first half 2005

Name of entity	Date of loss of control over entity
Henderson French Property Fund BV	13 April 2005
Henderson (UK) Retail Warehouse Fund	13 April 2005
Moor House Limited Partnership	13 April 2005
The Covent Garden Limited Partnership	13 April 2005
Henderson UK Shop Fund	13 April 2005
Henderson Central London Office Fund	13 April 2005
Henderson Caspar Property Fund	13 April 2005
Henderson UK Shopping Centre Fund	13 April 2005
Baydrive Group Limited	13 April 2005
Homann Chilled Food GmbH	13 April 2005
VPS Holdings Limited	13 April 2005
Boat International Group Limited	13 April 2005
HHG Private Capital Portfolio No. 1 Limited Partnership	13 April 2005
HHG Private Capital Portfolio No. 2 Limited Partnership	13 April 2005
HHG Private Capital Portfolio No. 3 Limited Partnership	13 April 2005
HHG Private Capital Portfolio No. 4 Limited Partnership	13 April 2005
HHG Private Capital Portfolio No. 5 Limited Partnership	13 April 2005
Basil Investments Limited (in liquidation)	13 April 2005
CSC Information Systems Limited	13 April 2005
HHG Services Limited	13 April 2005
London Life Association Limited	13 April 2005
London Life Group Services Limited	13 April 2005
London Life Holdings Limited	13 April 2005
London Life Linked Assurances Limited	13 April 2005
London Life Limited	13 April 2005

DETAILS OF MOVEMENTS IN CONTROLLED ENTITIES (CONTINUED)

Controlled entities lost during first half 2005 (continued)

Name of entity	Date of loss of control over entity
London Life Trustees Limited	13 April 2005
National Provident Institution	13 April 2005
National Provident Life Limited	13 April 2005
New London Properties Limited	13 April 2005
NP Life Holdings Limited	13 April 2005
NPI Annuities Limited (in liquidation)	13 April 2005
NPI Finance plc	13 April 2005
NPI Holdings Limited	13 April 2005
NPI International Dublin Limited (in liquidation)	13 April 2005
NPI Limited	13 April 2005
NPI Payments Limited	13 April 2005
NPI Self Investment Personal Pensions Limited	13 April 2005
Pearl Assurance (Unit Funds) Limited	13 April 2005
Pearl Assurance (Unit Linked Pensions) Limited	13 April 2005
Pearl Assurance Group Holdings Limited	13 April 2005
Pearl Assurance plc	13 April 2005
Pearl Developments Limited	13 April 2005
Pearl GI Limited	13 April 2005
Pearl ISA Limited	13 April 2005
Pearl Trustees Limited	13 April 2005
Pearlinvest Limited	13 April 2005
Premier Pension Trustees Limited	13 April 2005
UKLS Financial Services Limited	13 April 2005
Henderson (Martineau Phase 1) Limited	13 April 2005
Henderson (Martineau Phase 2) Limited	13 April 2005
Henderson (Moor House) Limited	13 April 2005
Henderson MG Birmingham Limited	13 April 2005
Henderson MP Birmingham Limited	13 April 2005
Alcobendas Entrust Limited	13 April 2005
Cinema Entrust Limited	13 April 2005
Crescent Centre Bristol (No. 1) Limited	13 April 2005
Crescent Centre Bristol (No. 2) Limited	13 April 2005
London Life (10 Henrietta Street) Limited	13 April 2005
London Life (11 Henrietta Street) Limited	13 April 2005
London Life (12/13 Henrietta Street) Limited	13 April 2005
London Life (17/18 Henrietta Street) Limited	13 April 2005

DETAILS OF MOVEMENTS IN CONTROLLED ENTITIES (CONTINUED)

Controlled entities lost during first half 2005 (continued)

Name of entity	Date of loss of control over entity
London Life (30 Maiden Lane) Limited	13 April 2005
London Life (40/41 Maiden Lane) Limited	13 April 2005
London Life (7/8 Henrietta Street) Limited	13 April 2005
London Life (9 Henrietta Street) Limited	13 April 2005
London Life (Caxton Court) Limited	13 April 2005
London Life (Four Pools) Limited	13 April 2005
London Life (Hambridge) Limited	13 April 2005
London Life (High Road, Whetstone) Limited	13 April 2005
London Life (Lochside Court) Limited	13 April 2005
London Life (Norton Folgate) Limited	13 April 2005
London Life (Oldham Broadway) Limited	13 April 2005
London Life (Oxford SP) Limited	13 April 2005
London Life (Picketts Lock) Limited	13 April 2005
London Life (Union Park) Limited	13 April 2005
London Life (Wharf) Limited	13 April 2005
London Life (Wincheap) Limited	13 April 2005
NPI (10 Gt Newport) Limited	13 April 2005
NPI (10 Henrietta Street) Limited	13 April 2005
NPI (103 Broad Street) Limited	13 April 2005
NPI (12 Eastgate) Limited	13 April 2005
NPI (17/18 Henrietta Street) Limited	13 April 2005
NPI (201 High Street Cheltenham) Limited	13 April 2005
NPI (226 Sauchiehall) Limited	13 April 2005
NPI (28/29 Southampton Street) Limited	13 April 2005
NPI (3 Henrietta) Limited	13 April 2005
NPI (30 Maiden Lane) Limited	13 April 2005
NPI (31 Cornmarket) Limited	13 April 2005
NPI (4 Henrietta Street) Limited	13 April 2005
NPI (40/41 Maiden Lane) Limited	13 April 2005
NPI (42/43 Maiden Lane) Limited	13 April 2005
NPI (4-6 Commercial Street Leeds) Limited	13 April 2005
NPI (55 Temple Row Birmingham) Limited	13 April 2005
NPI (67/68 Long Acre) Limited	13 April 2005
NPI (7/8 Henrietta Street) Limited	13 April 2005
NPI (9 Henrietta Street) Limited	13 April 2005
NPI (Acton Lane) Limited	13 April 2005

DETAILS OF MOVEMENTS IN CONTROLLED ENTITIES (CONTINUED)

Controlled entities lost during first half 2005 (continued)

Name of entity	Date of loss of control over entity
NPI (Aspen) Limited	13 April 2005
NPI (Aztec West) Limited	13 April 2005
NPI (Brandon Road) Limited	13 April 2005
NPI (Broadway) Limited	13 April 2005
NPI (CBX) Limited	13 April 2005
NPI (Clarendon Road) Limited	13 April 2005
NPI (Corinthian House) Limited	13 April 2005
NPI (Cranmer House) Limited	13 April 2005
NPI (Crossways) Limited	13 April 2005
NPI (Heathfield Road) Limited	13 April 2005
NPI (Hendon) Limited	13 April 2005
NPI (Hook) Limited	13 April 2005
NPI (Interplex 16) Limited	13 April 2005
NPI (IT, Maidenhead) Limited	13 April 2005
NPI (Kimpton) Limited	13 April 2005
NPI (Lexicon) Limited	13 April 2005
NPI (Lister Road) Limited	13 April 2005
NPI (Marlow) Limited	13 April 2005
NPI (Maylands 1) Limited	13 April 2005
NPI (Maylands 2) Limited	13 April 2005
NPI (Merlin Place) Limited	13 April 2005
NPI (Mile End) Limited	13 April 2005
NPI (Petty Cury) Limited	13 April 2005
NPI (Phase 20 GBP) Limited	13 April 2005
NPI (Phase 21 GBP) Limited	13 April 2005
NPI (Phase 9 GBP) Limited	13 April 2005
NPI (Piercy House) Limited	13 April 2005
NPI (Poplar) Limited	13 April 2005
NPI (Printworks) Limited	13 April 2005
NPI (Queen Annes Gate) Limited	13 April 2005
NPI (Ranger House) Limited	13 April 2005
NPI (Rutland Court) Limited	13 April 2005
NPI (Sitel House) Limited	13 April 2005
NPI (St Catherines) Limited	13 April 2005
NPI (St Martins Place) Limited	13 April 2005
NPI (Stonecutter, Bristol) No 1 Limited	13 April 2005
NPI (Stonecutter, Bristol) No 2 Limited	13 April 2005

DETAILS OF MOVEMENTS IN CONTROLLED ENTITIES (CONTINUED)

Controlled entities lost during first half 2005 (continued)

Name of entity	Date of loss of control over entity
NPI (Temple Row) Limited	13 April 2005
NPI (Troy Court) Limited	13 April 2005
NPI (Victoria Square) Limited	13 April 2005
NPI (Westgate) Limited	13 April 2005
Pearl (1/9 Friar Lane) Limited	13 April 2005
Pearl (12/18 St Stephens Street) Limited	13 April 2005
Pearl (21 South Gyle Crescent) Limited	13 April 2005
Pearl (29/30 Commercial Street) Limited	13 April 2005
Pearl (40 Marsh Wall) Limited	13 April 2005
Pearl (Alcobendas) Limited	13 April 2005
Pearl (Alder Castle) Limited	13 April 2005
Pearl (Bampton Way) Limited	13 April 2005
Pearl (Barwell 2) Limited	13 April 2005
Pearl (Blakelands 3) Limited	13 April 2005
Pearl (Bridge Street) Limited	13 April 2005
Pearl (Brunswick 3) Limited	13 April 2005
Pearl (Buchanan Galleries) Limited	13 April 2005
Pearl (CASA II) USA Inc	13 April 2005
Pearl (Castle Street/George Street) Limited	13 April 2005
Pearl (Chiswick House) Limited	13 April 2005
Pearl (Commonwealth House) Limited	13 April 2005
Pearl (Cutlers Court) Limited	13 April 2005
Pearl (Dimensions) Limited	13 April 2005
Pearl (Ellerman House) Limited	13 April 2005
Pearl (Factory Lane, Croydon) Limited	13 April 2005
Pearl (Farnborough Gate) Limited	13 April 2005
Pearl (Five Ways) Limited	13 April 2005
Pearl (Grand Island) Limited	13 April 2005
Pearl (High Wycombe) Limited	13 April 2005
Pearl (Highland Landmark III) USA Inc	13 April 2005
Pearl (Holbrook House) Limited	13 April 2005
Pearl (Key West, Slough) Limited	13 April 2005
Pearl (Midway MK) Limited	13 April 2005
Pearl (Moor House 1) Limited	13 April 2005
Pearl (Moor House 2) Limited	13 April 2005
Pearl (New Bridge Street West) Limited	13 April 2005
Pearl (Orbital Park) Limited	13 April 2005

DETAILS OF MOVEMENTS IN CONTROLLED ENTITIES (CONTINUED)

Controlled entities lost during first half 2005 (continued)

Name of entity	Date of loss of control over entity
Pearl (Parkway Bridge) Limited	13 April 2005
Pearl (Princes Quay) Limited	13 April 2005
Pearl (Printworks) Limited	13 April 2005
Pearl (Quadrant) Limited	13 April 2005
Pearl (St Georges Street, Canterbury) Limited	13 April 2005
Pearl (Stockingswater Lane) Limited	13 April 2005
Pearl (Stockley Park) Limited	13 April 2005
Pearl (Tavistock Road) Limited	13 April 2005
Pearl (Turkey) Limited	13 April 2005
Pearl (Waverley House) Limited	13 April 2005
Pearl (Wexham Springs) Limited	13 April 2005
Pearl (Winter's Building) Limited	13 April 2005
Pearl Gayrimenkul Ticaret ve Yonetimi Limited Sirketi	13 April 2005
Pearl Icerenkoy Gayrimenkul Ticaret ve Yonetimi Limited Sirketi	13 April 2005
Towry Law International (Southern Europe) S.L. (in liquidation)	30 June 2005

DETAILS OF INVESTMENTS IN JOINT VENTURE ENTITIES AND ASSOCIATED ENTITIES

All joint venture and associated entities were disposed of as a part of the sale of the Life Services business on 13 April 2005 and their contribution to the net profit after taxation attributable to shareholders of Henderson Group plc is reported within discontinued operations in notes 5 and 6 to the accounts.

Joint venture entities	Ownership interest	
	30 Jun 2005	31 Dec 2004
	%	%
The Printworks Leisure Scheme Trust (property trust)	-	50%

Associated entities	Ownership interest	
	30 Jun 2005	31 Dec 2004
	%	%
Henderson French Property Fund BV (property fund)	-	41%
Henderson (UK) Retail Warehouse Fund	-	22%
Moor House Limited Partnership (property trust)	-	33%
The Covent Garden Limited Partnership (property partnership)	-	37%

GLOSSARY

CDO	Collateralised Debt Obligation
Companies Act 1985	the United Kingdom Companies Act 1985, as amended
Corporations Act 2001	the Australian Corporations Act 2001
IFRS	International Financial Reporting Standards
liquidity	net cash flows available for investment in the summarised Consolidated Cash Flow Statement
OEIC	open-ended investment company
PVIF	present value of in-force business. This represents the discounted future margins on an in-force portfolio of long-term business. It is only recognised on the balance sheet when it has been acquired for value and is then amortised over its expected life
UK GAAP	UK Generally Accepted Accounting Practice
unit trust	a trust in which investors (unit holders) obtain an interest. Unlisted trusts often permit investors to exit their investment by having their units purchased or redeemed at a price closely reflecting the underlying market value of the trust's investments

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 1 August 2005

1. Name of *applicant*:

Henderson Group plc

2. Name of scheme

Henderson Group plc Sharesave Scheme

3. Period of return:

From 30 January 2005 To 29 July 2005

4. Balance under scheme from previous return:

178,567

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

1,000,000

6. Number of *securities* issued/allotted under scheme during period:

422,717

7 Balance under scheme not yet issued/allotted at end of period

755,850

8. Number and *class* of *securities* originally listed and the date of admission

266,230 – 26 July 2004

9. Total number of *securities* in issue at the end of the period

1,153,227,600

Name of contact Sonia Whiteside

Address of contact 4 Broadgate London EC2M 2DA

Telephone number of contact 0207 818 4768

Signed by Sonia Whiteside, Assistant Company Secretary
D*irector*/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant Henderson Group plc*..

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 1 August 2005

1. Name of *applicant*:

Henderson Group plc

2. Name of scheme

Henderson Share Incentive Plan

3. Period of return:

From 30 January 2005 To 29 July 2005

4. Balance under scheme from previous return:

460,320

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

1,000,000

6. Number of *securities* issued/allotted under scheme during period:

537,635

7 Balance under scheme not yet issued/allotted at end of period

922,685

8. Number and *class* of *securities* originally listed and the date of admission

833,770 – 26 July 2004

9. Total number of *securities* in issue at the end of the period

1,153,227,600

Name of contact Sonia Whiteside

Address of contact 4 Broadgate London EC2M 2DA

Telephone number of contact 0207 818 4768

Signed by Sonia Whiteside, Assistant Company Secretary
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ...Henderson Group plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Henderson Group plc

2005 Interim Results

24 August 2005

- Operating profit before tax from continuing operations of £37.0 million (1H2004: £28.7 million), reflecting steady progress in Henderson Global Investors and Towry Law UK, lower corporate costs and returns on increased cash balances
- Profit before tax for the discontinued Life Services business in the period from 1 January 2005 to the disposal date 13 April 2005 was £16.7 million (1H2004: £18.8 million loss after eliminating intra-group profits)
- Profit on ordinary activities before tax from all operations of £35.1 million (1H2004: £21.2 million) after allowing for loss on disposal of discontinued operations totalling £18.6 million (1H2004: £11.3 million profit)
- Profit on ordinary activities after tax from all operations of £23.7 million (1H2004: £5.1 million)
- Henderson Global Investors operating profit up 5% to £38.0 million (1H2004: £36.2 million)
- Henderson Global Investors cost to income ratio improved to 70.6% (1H2004: 71.9%)
- Henderson Global Investors assets under management of £66.5 billion (31 Dec 2004: £69.1 billion)
- Towry Law UK operating profit of £1.6 million (1H2004: £0.1 million loss)

Comment from Chief Executive, Roger Yates

In first half 2005, we made steady progress against our business objectives, including improvements in operating profit and efficiency. We completed the sale of the Life Services business, returned cash to shareholders and strengthened our financial position.

Henderson Global Investors operating profit was up 5% in first half 2005 against the same period last year on the back of increased revenues from higher margin products, higher investment income and slightly lower operating expenses. In addition, Henderson Global Investors is on track to reach its 75% annual cost to income target in the short to medium term. The improvement from 71.9% in first half 2004 to 70.6% in first half 2005 was due to slightly lower operating expenses. Total margins on average assets under management increased from 36bps in first half 2004 to 37bps in first half 2005 and net margins from 10bps in first half 2004 to 11bps in first half 2005.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

The Life Services business contributed £16.7 million profit before tax from 1 January 2005 to the disposal date (first half 2004: £18.8 million loss after eliminations). This was offset by a loss on disposal based on the adjusted fair value of the Life Services business in first half 2005 of £18.6 million (first half 2004: £11.3 million profit on disposal of discontinued operations).

During the period, we improved the capital position by allocating a lower proportion of the proceeds from the sale of the Life Services business to specific risks in the sale agreement, and by realigning regulatory and working capital requirements.

Henderson Global Investors – continued improvement in margins

Operating profit before tax was £38.0 million - up 5% from £36.2 million in first half 2004. This reflects the focus on higher margin products, increased investment income and slightly lower operating expenses.

Total fee income in first half 2005 was £124.9 million, down 1% from £125.8 million in first half 2004 due to slightly lower management fee income (down 2% to £95.3 million) and lower transaction fee income (down 14% to £13.0 million), largely offset by an increase in performance fees (up 23% to £16.6 million). Continued growth in higher margin business produced a more profitable product mix, with the total fee margin for Henderson Global Investors up from 36bps in first half 2004 to 37bps in first half 2005.

Investment income increased 38% from £3.2 million in first half 2004 to £4.4 million in first half 2005, due to higher cash balances.

Total operating expenses decreased by 1% to £89.8 million in first half 2005, as reductions in business-as-usual costs were partly offset by increased investment in people. The majority of the increase related to variable staff costs such as incentivisation arrangements for new investment managers. The reduction in overall expenditure delivered an improvement in the cost to income ratio to 70.6% in first half 2005 compared with 71.9% in first half 2004, and an improvement in net margin from 10bps to 11bps.

Total assets under management at the end of first half 2005 were £66.5 billion (down 4% on 31 December 2004). Net client outflows of £5.6 billion were partly offset by favourable market and exchange rate movements of £3.0 billion. The client outflows were due to expected outflows associated with the run-off of the Pearl Group funds and the institutional business.

Towry Law UK – return to profit

Towry Law UK continues to show a steady improvement in performance, and recorded a £1.6 million profit in first half 2005 compared with a £0.1 million loss in first half 2004. A number of restructuring initiatives undertaken in 2004 have started to show benefits, with lower costs in all areas of the business. Turnover has increased slightly in comparison to first half 2004, despite a 25% reduction in the number of business writers in the Independent Financial Advisory division, difficult corporate markets and softening insurance rates.

Towry Law International continues to work with the Hong Kong Securities and Futures Commission to ensure that all legacy product issues are being dealt with appropriately.

Corporate office

Corporate costs were £7.2 million for first half 2005 compared with £8.1 million in first half 2004. A substantial reorganisation of the corporate office took place in the second quarter of 2005 following the sale of the Life Services business and a number of corporate staff were transferred to the outgoing business or left the Group.

Balance sheet and liquidity

The balance sheet remains strong, with high liquidity and minimal gearing. The Group has adequate provisions in place (£127 million at 30 June 2005), which cover a variety of matters such as restructuring costs, legacy product mis-selling and staff defined benefit pension obligations.

In line with its stated policy, the Board intends to return capital not needed for the business to shareholders. At 30 June 2005 the balance sheet showed equity shareholder funds of £620 million, of which approximately £190 million could be described as surplus capital, more than the £125 million retained capital reported at the time of the full-year 2004 results. The Board will consider in detail the capital needs of the business and update shareholders on capital planning with the full-year 2005 results in February 2006.

Dividend

No ordinary dividend is proposed for first half 2005 (1H2004: nil), however, in line with Henderson Group's previous statement, a final dividend is expected to be paid in early 2006 in respect of the second half of 2005. An initial payout ratio of 50% of post tax profits will be targeted, phased one third interim and two thirds final dividend. Further guidance on the quantum and timing of the dividend will be provided with the full-year 2005 results in February 2006.

The Board of Directors

During the year four members retired from the Board – Sir Malcolm Bates and Peter Costain in February 2005, Sir William Wells in June 2005 and Ian Laughlin on completion of the sale of the Life Services business (13 April 2005). Rupert Pennant-Rea succeeded Sir Malcolm Bates as Henderson Group Chairman in March 2005.

Outlook for full year 2005

Assuming continued benign markets, Henderson Group is on track to meet its financial objectives for 2005. Henderson Global Investors is benefiting from good sales of higher margin products, which should offset margins lost from any reduction in assets under management during 2005. Although we are expecting an increase in costs in second half 2005, profitable revenue growth should enable Henderson Global Investors to reach its targeted annual expense ratio of 75% in the short to medium term.

We anticipate Towry Law UK will remain profitable in second half 2005, although it is likely to contribute only a small portion of Group profits. Corporate costs should be lower than the levels seen in first half 2005 as a result of lower shareholder servicing and staff costs, and investment income should remain flat.

The Group is well capitalised, and we will remain disciplined and prudent in the way we manage that capital.

* * *

Notes to editors

Background to the sale of the Life Services business

In December 2004, HHG PLC (now known as Henderson Group plc) announced the proposed sale of the Life Services business. The Sale completed on 13 April 2005 and £871 million of the £1.070 billion was returned to shareholders in early May 2005. On 22 April 2005 the Group changed its name from HHG PLC to Henderson Group plc and the stock code changed from HHG to HGI on 26 April 2005 on the London Stock Exchange and on 11 May 2005 on the Australian Stock Exchange.

About Henderson Group plc

Henderson Group plc is headquartered in London and listed on the London and Australian stock exchanges. It is a member of both the FTSE 250 and the ASX 200 indices.
Henderson Group consists of:

- Henderson Global Investors, a leading European based investment manager with over £66.5 billion of assets under management.
- The much smaller financial advisory firm based in the UK, Towry Law.

The focus of the Group is to build the asset management operations into a more profitable and valuable business.

In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares – including those whose holdings are in the form of CHESS Depositary Interests on the Australian Stock Exchange.

Further information

www.henderson.com or

Investor enquiries
Mav Wynn
Henderson Group Head of Investor Relations +44 20 7818 5135
investor.relations@henderson.com

Media enquiries
United Kingdom – Finsbury
Andrew Mitchell +44 20 7251 3801
Australia - Cannings
Gloria Hawke +61 2 9252 0622

Details of Henderson Group's 2005 interim results teleconferences

Australia – 4.30pm (Sydney time) 7.30am (London time), 24 August

For a telephone link to the briefing dial numbers below at 4.25pm, for 4.30pm start.

From	
Australia	1800 007 905 (free call)
United Kingdom	0800 559 3272 (free call)
All other countries	+44 (0) 20 7784 1020 (this is not a free call)

United Kingdom – 9.30am (London time), 6.30pm (Sydney time), 24 August

For a telephone link to the briefing dial numbers below at 9.25am, for 9.30am start.

From	
United Kingdom	0800 279 9640 (free call)
Australia	1800 155 792 (free call)
All other countries	+44 (0) 20 7784 1004 (this is not a free call)

United States – 3.00pm (London time), 24 August

For a telephone link to the briefing dial numbers below at 2.55pm, for 3.00pm start.

From	
United States	1866 239 0750 (free call)
United Kingdom	0800 559 3282 (free call)
All other countries	+44 (0) 20 7784 1017 (this is not a free call)

Henderson Group plc

First half 2005 interim results

Roger Yates, Chief Executive
Toby Hiscock, Chief Financial Officer

24 August 2005
All information in £

DISCLAIMER

These materials issued by Henderson Group plc are a summary of certain information contained in the stock exchange announcements dated 24 August 2005 (relating to the half year results for the 6 months to 30 June 2005 of the Henderson Group) and should be read in conjunction with the full text of those announcements.

This presentation contains forward-looking statements with respect to the financial condition, results and business of Henderson Group. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Henderson Group's actual future results may differ materially from the results expressed or implied in these forward-looking statements.

Overview – 1H05

- £35.1m Group operating profit before tax and items from all operations including Life Services (1H2004: £21.2m)
- £37.0m Group operating profit before tax and items from continuing operations (1H2004: £28.7m)
- Henderson Global Investors operating profit up 5% and expense ratio lower at 70.6%
- AUM £66.5bn (£69.1bn at 31 Dec 04)
- Towry Law achieves a £1.6m (1H2004: £0.1m loss) profit for the period
- Balance sheet remains strong
- Sale of Life Services for £1.070bn, majority returned to shareholders in May 2005

- Overview 1H05 — Roger Yates
- Financial highlights — Toby Hiscock
- Priorities — Roger Yates
  - Investment performance
  - Fund flows
  - Revenue margins
- Outlook

Group financials – profit and loss

Summary information from Consolidated Income Statement

£m	1H04	FY04	1H05
Henderson Global Investors	36.2	57.5	38.0
Towry Law UK	(0.1)	(0.2)	1.6
Corporate costs	(8.1)	(15.6)	(7.2)
Return on corporate cash	1.5	4.5	4.6
	29.5	46.2	37.0
Exceptional and other[1]	(0.8)	3.2	-
Total operating profit from continuing operations	**28.7**	**49.4**	**37.0**
Discontinued operations[2]	(7.5)	(172.5)	(1.9)
Net profit/(loss) before tax from all operations[3]	**21.2**	**(123.1)**	**35.1**

[1] Exceptional refers to restructure costs and other refers to impairment of goodwill and transfers between continuing and discontinued operations

[2] Includes loss on fair value adjustment to Life Services, the profit/(loss) from ordinary activities of discontinued operations, and the gain/(loss) on disposal of discontinued operations

[3] Profit/(loss) before taxation and minority interests

Henderson Group plc

Group financials – taxation

Summary information from Consolidated Income Statement

£m	1H04	FY04	1H05
Total operating profit from continuing operations	**28.7**	**49.4**	**37.0**
Taxation	(9.4)	(3.3)	(6.6)
Net profit after tax from continuing operations	19.3	46.1	30.4
Effective tax rates – continuing operations	33%	7%	18%
Net profit/(loss) after tax from all operations	5.1	(173.2)	23.7

6

Henderson Group plc

Henderson Global Investors – profit and loss

£m	1H04	2H04	1H05
Management fees	97.2	93.4	95.3
Transaction fees	15.1	11.0	13.0
Performance fees	13.5	5.2	16.6
Total fee income	125.8	109.6	124.9
Investment income*	3.2	4.7	4.4
Operating expenses	(90.9)	(89.9)	(89.8)
Depreciation	(1.9)	(3.1)	(1.5)
Operating profit before tax	**36.2**	**21.3**	**38.0**

* Includes BPI dividends

Margin on average AUM	1H04	2H04	1H05
Total fee income	36bps	32bps	37bps
Management fee income	28bps	28bps	28bps
Net margin	10bps	6bps	11bps

7

Henderson Global Investors – costs

Improving cost to income ratio

Target to reduce full year ratio over short to medium term to 75% through revenue growth

	1H04	2H04	1H05
Cost/income	71.9%	81.4%	70.6%

Costs include:

- Continued investment in people, especially in investment management
- A fall in investment admin costs due to fee renegotiation and institutional client losses

£m	1H04	2H04	1H05
Staff Costs	50.9	49.1	56.9
Investment Admin	12.5	13.5	10.3
IT	3.6	4.3	3.5
Office Expenses	8.9	8.3	7.5
Other	15.0	14.7	11.6
Operating expenses	**90.9**	**89.9**	**89.8**

Other – includes legal, marketing, travel, irrecoverable VAT and stewardship.

Group financials – net assets by business unit

- Strong balance sheet
- Appropriate provisions

£m	30 June 2004	31 Dec 2004	30 June 2005
Henderson Global Investors	357	336	392
Towry Law UK	21	23	25
Corporate	54	26	203
	432	385	620
Disposal group	1,668	1,507	-
Henderson Group plc*	2,100	1,892	620
*Includes provisions and accounting deficit in pension scheme	290	125	127

Henderson Group plc

Group financials – allocation of equity shareholder funds

- Improved capital position due to efficiency gains in regulatory and working capital
- Capital surplus subject to further review and guidance early 2006

£m	Pro forma 31 Dec 2004	Actual 30 Jun 2005
Goodwill	233	248
Regulatory capital	140	100
Working capital (incl seed investments)	50	30
BPI	65	-
Warranties & contingencies	125	50
Capital surplus	-	192
	613	620

10

Henderson Group plc

Towry Law

Towry Law UK

- Independent financial advisor
- 480 employees in UK
- Returned to profit in the period
- Restructuring initiatives in 2004 producing benefits now
- Lower costs in all areas of the business

£m	1H04	FY04	1H05
Fee and commission income	19.3	37.3	19.6
Investment income	-	0.1	0.1
Total income	**19.3**	**37.4**	**19.7**
Total expenses	**(19.4)**	**(40.9)**	**(18.1)**
Finance costs	**-**	**(0.1)**	**-**
Net (loss)/profit from continuing operations	**(0.1)**	**(3.6)**	**1.6**

Towry Law International

- Orderly exit in progress

11

Henderson Group plc

- Overview 1H05 — Roger Yates
- Financial highlights — Toby Hiscock
- Priorities — Roger Yates
  - Investment performance
  - *Fund flows*
  - Revenue margins
- Outlook

12

Henderson Group plc

Henderson Global Investors – investment performance

- To effect improvement in investment performance:
  - David Jacob – Head of Fixed Income
    - Recruited key investment professionals
    - Review investment process
    - Complete recruitment of additional required resources
  - Andrew Formica – Head of Equities
    - Recruited key investment professionals
    - Rebuild active institutional process with focus on UK and Europe
    - Changed UK retail fund manager line-up

13

Henderson Group plc

Henderson Global Investors – investment performance

	AUM £bn	Year-to-date %	1 year %	3 years %
Retail v benchmarks				
Investment trusts	3.4	86	85	84
Horizon funds	1.8	90	93	74
Retail OEICs	3.2	57	38	44
Absolute Return Funds	**0.9**	**51**	**93**	**-**
Property (EU/UK)	**5.1**	**-**	**91**	**90**
Institutional	**18.8**	**51**	**32**	**35**
Fixed income	7.3	69	19	42
Balanced/ Active equity	7.1	18	17	10
Enhanced index/ passive	4.4	76	76	65

14

Henderson Group plc

Henderson Global Investors – performance fees diversity

£m	1H04	2H04	1H05	Nr of funds*
Net performance fees earned	13.5	5.2	16.6	
Sourced from:	%	%	%	
Hedge Funds	69	14	39	7
Investment Trusts	6	10	25	2
Property Funds	11	67	23	9
Horizon Funds	13	2	10	4
Other	1	7	4	6
Total	100	100	100	

* Number of funds generating fees

15

Henderson Group plc

- Overview 1H05 — Roger Yates
- Financial highlights — Toby Hiscock
- Priorities — Roger Yates
  - Investment performance
  - Fund flows
  - *Revenue margins*
- Outlook

16

Henderson Group plc

Henderson Global Investors – assets under management



1H 2005 movements in AUM (£bn)
80.0
60.0
40.0
20.0
0.0
69.1
3.0
(4.0)
(1.6)
66.5
31 Dec 2004
Market
Net flows (external)[1]
Net flows (Pearl Group)
30 June 2005

[1] Includes (£0.4bn) from AMP

17

Henderson Group plc

Henderson Global Investors – distribution priorities

- UK Retail
  - Build on improved investment performance in key UK equity products and new hires
  - Continue focus on entering key wholesale distribution platforms
- Horizon
  - New product launches planned
  - Good investment performance platform for sales
- Property
  - Priority is investing assets won
- Private Capital
  - PF1 fund successfully closed
  - Second Asia fund planned
- Institutional
  - Stabilise fixed income and core equity
  - Exploit buy-rated Enhanced Index capability

18

Henderson Group plc

■ Overview 1H05	Roger Yates
■ Financial highlights	Toby Hiscock
■ Priorities	Roger Yates
▪ *Investment performance*	
▪ Fund flows	
▪ Revenue margins	
■ Outlook	

19

Henderson Global Investors – revenue contribution from AUM


Assets under management
Revenue contribution
Specialist
Hedge, Private Capital, Horizon, UK Retail, US Mutual, Property, CDOs
21%
(21%)
58%
(52%)
Mainstream
Investment Trusts
Institutional
Sub-advisory
41%
(42%)
30%
(34%)
Pearl Group¹
38%
(37%)
12%
(14%)

¹ Pearl Group FUM invested in property, CDOs and private capital is included in specialist

( ) FY04

Henderson Global Investors - growth products provide revenue protection


All Funds - Growth Products Shown Separately
% change¹
20
10
0
(10)
(20)
(30)
(40)
(50)
25
50
75
100
125
bps
Growth Products
Pearl Group
Total funds
Investment Trusts
Institutional

¹ 1H05 annualised net fund flows/opening AUM

Henderson Group plc

- Overview 1H05 — Roger Yates
- Financial highlights — Toby Hiscock
- Priorities — Roger Yates
  - Investment performance
  - Fund flows
  - Revenue margins
- Outlook

22

Henderson Group plc

Henderson Group – outlook

- Continue to improve investment performance to drive future net external fund flows & revenues
- Continued focus on improvement in margins for Henderson Global Investors
- Further improve cost to income ratio for Henderson Global Investors
- Further improvement in corporate costs
- Build on progress in Towry Law UK
- 2005 final dividend expected
- Analysis underway on scope for capital return

23

Appendix

Henderson Global Investors – assets under management

AUM 30 June 2005
by line of business



Retail Open Ended £5.9bn 9%
Retail Closed Ended £3.4bn 5%
Pearl Group £27.4bn 41%
Institutional £29.8bn 45%[1]

AUM 30 June 2005
by asset class



Private Equity £0.6bn 1%
Property £5.6bn 8%
UK Equity £15.3bn 23%
Intl Equity £11.0bn 17%
Fixed Income £34.0bn 51%

[1] Includes CDOs £1.9bn (3%); Hedge funds £0.9bn (1%)

Henderson Global Investors – geographic source of client


Europe ex-UK
£3.9bn
Asia
£0.8bn
UK
£58.3bn
Middle East
£0.3bn
North America
Australasia
£2.7bn
Chicago
Hartford
London
(Head Office)
Paris
Amsterdam
Frankfurt
Vienna
Zurich
Milan
New Delhi
Hong Kong
Tokyo
Singapore
Sydney

FUM split by source of client at 30 June 2005

Relationship with Banca Popolare Italiana (BPI) – July 2005

- Strategic investment management relationship with BPI since 2000
- Agreement includes sub-advisory of co-branded funds and distribution of Henderson product (Horizon) through BPI networks
- Total AUM from the relationship £972m at 30 June 2005 comprising:
  - £727m of co-branded Italian mutual funds (Bipielle-Henderson)
  - £245m of Horizon branded product
- Agreement successfully renegotiated – business as usual
  - Extended to 31 December 2009
  - BPI investment in Horizon fund range to increase by £150m through 4 annual instalments
  - €21m FRNs sold, €25m additional shares purchased through a rights exercise
  - Total equity investment in BPI listed companies now £69m



Henderson Group plc

(formerly HHG PLC)

Interim Statement 2005

For the half year ended 30 June 2005

The Group completed the sale of its Life Services business to Pearl Group Limited (formerly Life Company Investor Group Limited) on 13 April 2005 for a cash consideration of £1.070bn. As a result of this transaction, the Group returned £87.1m of the proceeds to shareholders. The name of the Company was changed from HHG PLC to Henderson Group plc on 22 April 2005.

The remaining Group comprises Henderson Global Investors, a pan-European investment manager, and Towry Law, a financial advisory business based in the UK.

- Profit from ordinary activities before tax from continuing operations[1] of £37.0m (1H2004: £28.7m)
- Henderson Global Investors operating profit before tax[1] of £38.0m (1H2004: £36.2m)
- Towry Law UK operating profit[1] of £1.6m (1H2004: £0.1m loss)
- Corporate costs[1] of £2.6m before tax net of investment income (1H2004: £4.7m)
- Henderson Global Investors assets under management of £66.5bn (31 Dec 2004: £69.1bn)

Henderson Global Investors – growth in profits
Operating profit before tax for Henderson Global Investors in first half 2005 was £38.0m, up 5% from £36.2m in first half 2004. This performance reflects management's focus on improving fee margins on assets managed. Despite a decline in assets under management, continued growth in higher margin business lines resulted in a further improvement in the total fee margin for Henderson Global Investors from 36bps in first half 2004 to 37bps in first half 2005.

A reduction in expenditure delivered an improvement in the cost to income ratio to 70.6% in first half 2005 compared to 71.9% in first half 2004.

Towry Law UK – return to profit
Towry Law UK continues to show a steady improvement in performance, with a return to profit in the period. The benefits of a number of restructuring initiatives undertaken in 2004 have started to come through, with lower costs in all areas of the business.

Other business
A reduction in Corporate costs was enhanced by higher investment income from the sale of the Life Services business in first half 2005. The results of the Life Services business are incorporated into the Consolidated Income Statement up to the date of disposal under discontinued operations. Comparative figures have been restated accordingly, including all figures in respect of Virgin holdings, Towry Law International and Cogent transactions.

Net cash inflows for the continuing operations were £156m (total Group £3,027m outflows), including £199m proceeds retained following the sale of the Life Services business, less net cash outflows in respect of the costs of the transaction. Operational cash flows were positive for the continuing business. The effective tax rate on continuing operations decreased from 32.8% in first half 2004 to 17.8% in first half 2005, due to the recognition of previously disallowed tax assets and the utilisation of prior year tax losses. No ordinary dividends are proposed for first half 2005 (1H2004: nil).

Rupert Pennant-Rea
Chairman
24 August 2005

Summarised Consolidated Income Statement	Unaudited half year 2005				Unaudited half year 2004			
	Continuing operations £m	Discontinued operations £m	Eliminations £m	Total £m	Continuing operations £m	Discontinued operations £m	Eliminations £m	Total £m
Continuing operations								
Net fee income	141.7	–	(7.3)	134.4	144.2	–	(23.0)	121.2
Finance income	15.9	–	(2.1)	13.8	9.4	–	(5.1)	4.3
Operating expenses	(117.0)	–	0.4	(116.6)	(120.0)	–	(0.4)	(120.4)
Operating profit	40.6	–	(9.0)	31.6	33.6	–	(28.5)	5.1
Finance costs	(3.6)	–	3.0	(0.6)	(4.9)	–	4.9	0.0
Net profit before tax from continuing operations	37.0	–	(6.0)	31.0	28.7	–	(23.6)	5.1
Taxation	(6.6)	–	–	(6.6)	(9.4)	–	–	(9.4)
Net profit/(loss) after tax from continuing operations	30.4	–	(6.0)	24.4	19.3	–	(23.6)	(4.3)
Discontinued operations								
Net (loss)/profit after tax on discontinued operations	–	(6.7)	6.0	(0.7)	–	(12.4)	21.8	9.4
Net profit/(loss) before taxation from all operations	37.0	(1.9)	–	35.1	28.7	(5.7)	(1.8)	21.2
Total taxation	(6.6)	(4.8)	–	(11.4)	(9.4)	(6.7)	–	(16.1)
Net profit/(loss) after taxation from all operations	30.4	(6.7)	–	23.7	19.3	(12.4)	(1.8)	5.1
Attributable to:								
Equity holders of the parent				27.2				(40.9)
Minority interests – discontinued operations				(3.5)				46.0
				23.7				5.1
Basic earnings per share (pence)	1.5	(0.2)	–	1.3	0.7	(2.2)	(0.1)	(1.6)
Basic and diluted earnings per share (pence)	1.5	(0.2)	–	1.3	0.7	(2.2)	(0.1)	(1.6)

Consolidated Statement of Recognised Income and Expense	Unaudited half year 2005 £m	Unaudited half year 2004 £m
Exchange differences on translation of foreign operations	(0.1)	(1.1)
(Losses)/gains on revaluation of available-for-sale investments	(3.7)	0.5
Actuarial losses on defined benefit pension schemes	(11.1)	(8.0)
Tax on items taken directly to equity	4.5	–
Revaluation reserve transfer on sale of available-for-sale investments	3.4	–
Net expense recognised directly in equity	(7.0)	(8.6)
Net profit after tax from all operations	23.7	5.1
Total recognised income and expense	16.7	(3.5)

Summarised Consolidated Balance Sheet	Unaudited at 30 June 2005 £m	Audited at 31 December 2004 £m	Unaudited at 30 June 2004 £m
Assets			
Intangibles	247.9	249.0	292.5
Investments	84.4	59.7	26,832.2
Receivables and prepayments	148.3	100.2	705.6
Cash and cash equivalents	448.8	292.6	1,863.0
Taxation assets	26.3	10.2	32.7
Other assets	27.0	24.8	521.5
Total continuing group assets	982.7	736.5	30,247.5
Disposal group assets	–	31,879.1	–
Total assets	982.7	32,615.6	30,247.5
Liabilities			
Borrowings	0.2	0.2	1,513.4
Obligations under finance leases	1.2	1.3	62.2
Provisions	126.6	125.2	290.0
Trade and other payables	168.7	144.9	911.9
Taxation liabilities	44.2	27.3	127.2
Other liabilities	22.0	19.0	25,242.4
Total continuing group liabilities	362.9	317.9	28,147.1
Disposal group liabilities	–	30,405.4	–
	362.9	30,723.3	28,147.1
Equity			
Share capital and premium	482.0	1,352.0	1,351.8
Reserves	151.5	127.0	321.0
Own shares	(13.7)	(4.0)	(2.3)
	619.8	1,475.0	1,670.5
Minority interests – disposal group	–	417.3	429.9
Total equity	619.8	1,892.3[2]	2,100.4

Reconciliation of Movement in Shareholders' Equity for the continuing operations	Unaudited half year to 30 June 2005 £m	Unaudited half year to 31 December 2004 £m	Unaudited half year to 30 June 2004 £m
Opening shareholders' equity	416.2[3]	2,100.4	1,906.4
Movement in Consolidated Income Statement after tax for total Group	27.2	(179.2)	(40.9)
Movement in Statement of Recognised Income and Expense	(7.0)	(15.6)	(8.6)
Movements in capital net of related expenses	(870.5)	–	114.7
Movements in relation to Henderson Group share schemes	(4.9)	(0.7)	(1.7)
Movements in minority interests	–	(429.9)	130.5
Disposal of assets held for sale	1,058.8	(1,058.8)	–
Closing shareholders' equity	619.8	416.2[3]	2,100.4

Summarised Consolidated Cash Flow Statement	Unaudited half year to 30 June 2005 £m	Unaudited half year to 31 December 2004 £m	Unaudited half year to 30 June 2004 £m
Net cash flows from operating activities	(340.7)	(523.7)	(600.7)
Net cash flows from investing activities	(2,231.8)	(48.2)	(1,927.9)
Net cash flows from financing activities	(455.2)	2,172.1	328.1
Effects of exchange rate changes	0.7	12.6	(54.8)
Net decrease in cash and cash equivalents	(3,027.0)	1,612.8	(2,255.3)
Cash and cash equivalents at beginning of period	3,475.8	1,863.0	4,118.3
Cash and cash equivalents at end of period (total group)	448.8	3,475.8	1,863.0

1. Excluding discontinued operations and eliminations.
2. Total equity of £1,892.3m as at 31 December 2004 in the Summarised Consolidated Balance Sheet represents the balance for the entire Group. The Reconciliation of Movement in Shareholders' Equity excludes both assets held for sale and minority interests in respect of the disposal group, in order to provide a meaningful Shareholders' Equity comparative for continuing operations as at that date.
3. Closing Shareholders' Equity as at 31 December 2004 in the Reconciliation of Movement in Shareholders' Equity of £416.2m differs by £2.4m from the £418.6m net assets attributable to equity holders for continuing operations as at 31 December 2004, as can be deduced in the Summarised Consolidated Balance Sheet. The difference arises on cancellation of intercompany balances between continuing and discontinuing operations on consolidation, and is eliminated by the disposal of the Life Services business in first half 2005.

BASIS OF PREPARATION
The results for the half year ended 30 June 2005 have been prepared on an International Financial Reporting Standards (IFRS) basis using the accounting policies set out in Henderson Group plc's 2004 Preliminary IFRS Financial Statements. These included a reconciliation of the consolidated equity and consolidated profit/(loss) position as stated in the 2004 HHG PLC Full Annual Financial Report and Accounts on a UK GAAP basis to the IFRS basis now used. These financial statements, along with accompanying analyst presentations, are available on the Group website. There have been no changes to the Group's accounting policies since the 2004 Preliminary IFRS Financial Statements were released. The Group has elected to early adopt the recently issued amendment to IAS 19. It is expected that the amendment will be endorsed by the European Union in time for adoption in the Group's 2005 full year results.

STATUTORY ACCOUNTS
The financial information contained in this interim statement is unaudited and does not constitute statutory accounts. The 2004 HHG PLC Full Annual Financial Report and Accounts have been delivered to the UK Registrar of Companies; the report of the auditors on those accounts was unqualified. The auditors have carried out a review of the interim financial information and their report follows.

INDEPENDENT REVIEW REPORT TO HENDERSON GROUP PLC
Introduction We have been instructed by the Company to review the financial information for the half year ended 30 June 2005 which comprises the Summarised Consolidated Income Statement, Consolidated Statement of Recognised Income and Expense, Summarised Consolidated Balance Sheet, Reconciliation of Movement in Shareholders' Equity for the continuing operations and the Summarised Consolidated Cash Flow Statement. We have read the other information contained in the interim statement and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority. The accounting policies are consistent with those that the Directors intend to use in the next financial statements. There is, however, a possibility that the Directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRS adopted for use by the European Union. This is because, as disclosed, the Directors have anticipated that revised IFRS 19, which has yet to be formally adopted for use in the European Union will be so adopted in time to be applicable to the next annual financial statements.

Review work performed We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the half year ended 30 June 2005.

Ernst & Young LLP
Registered Auditor, London
24 August 2005

Henderson Group plc
4 Broadgate, London EC2M 2DA, England
Company registration number: 2072534

This advertisement is a summary of certain information contained in the stock exchange announcements dated 24 August 2005 (relating to the interim results for the half year ended 30 June 2005 of the Group). All announcements are posted on the Group website at www.henderson.com for shareholders to access.

For enquiries, shareholders can contact the registrar:
United Kingdom Phone 0800 073 3916
Email henderson@computershare.com.au
www.henderson.com

Henderson Group plc

Update of number of securities quoted on ASX

2 August 2005

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during July 2005.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	659,271,195 At 30 June 2005 (4,494,698) Net transfers 654,776,497 At 31 July 2005
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during July 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
654,776,497	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,153,227,600	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 August 2005
(~~Director~~/Company Secretary)

Print name: Steven O'Brien

== == == == ==

+ See chapter 19 for defined terms.